================================================================================
PROSPECTUS                                Filed Pursuant to Regulation 424(b)(2)
                                          Registration No. 333-71947


                               INSILCO CORPORATION
                       425 Metro Place North, Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468

                 12% Series B Senior Subordinated Notes due 2007

     We are Insilco Corporation, a Delaware corporation, and a diversified manufacturer of vehicle, electronic and telecommunications components. Our business units service the automotive, electronics, telecommunications and other industrial markets. We own and operate a number of subsidiaries that operate in two primary business segments: Automotive Components and Technologies.

THE ORIGINAL OFFERING:

o    We issued the notes in a private offering on November 9, 1998.
o We used the proceeds from the notes to repurchase a portion of our existing debt. DLJ Merchant Banking Partners II, L.P. and related funds and entities acquired a controlling stake in our company in August, and a portion of our existing debt required us to offer to repurchase such debt in the event of such a change of control.

THE NOTES:

o    Maturity: August 15, 2007
o Interest Payment: semi-annually on February 15 and August 15, commencing on February 15, 1999.
o Optional Redemption: The notes will be redeemable on or after August 15, 2002 at the prices state herein.
o Mandatory Redemption: We also have the right to redeem, and you have the right to require us to purchase, the notes upon the occurrence of certain change of control events, at the prices set forth herein.
o Ranking of Notes: The notes are general unsecured obligations, subordinated to all of our senior obligations, including any borrowings under our bank credit facility. The notes rank senior to all subordinated indebtedness. The notes will effectively rank junior to all liabilities of our subsidiaries that are not guarantors.
o Subsidiary Guarantees: All of our wholly owned domestic subsidiaries have fully and unconditionally guaranteed the notes. The guarantees are general unsecured obligations of the guarantors, subordinated to all senior obligations and senior to all subordinated obligations.
o On December 31, 1999, Insilco and the guarantors had outstanding approximately $199.3 million of senior indebtedness, and our subsidiaries that are not guarantors had approximately $17.5 million of outstanding liabilities, including trade payables.

THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus will be used by Donaldson, Lufkin & Jenrette Securities Corporation in connection offers and sales in market-making transactions at negotiated prices related to prevailing market prices. There is currently no public market for the notes. We do not intend to list the notes on any securities exchange. Donaldson, Lufkin & Jenrette Securities Corporation has advised us that it is currently making a market in the notes; however, it is not obligated to do so and may stop at any time. Donaldson, Lufkin & Jenrette Securities Corporation may act as principal or agent in any such transaction. We will not receive the proceeds of the sale of the notes but will bear the expenses of registration.

                          Donaldson, Lufkin & Jenrette

                  The date of this Prospectus is May 18, 2000.

                                TABLE OF CONTENTS

                                                                  Page
                                                                  ----
Additional Information............................................  3
Incorporation of Certain Documents by Reference...................  3
Note Regarding Forward Looking Statements.........................  4
Summary ..........................................................  5
Risk Factors...................................................... 10
Use of Proceeds................................................... 16
Capitalization.................................................... 17
Management........................................................ 18
Description of Certain Indebtedness............................... 18
Description of Notes.............................................. 21
Plan of Distribution.............................................. 52
Legal Matters..................................................... 53
Experts  ......................................................... 53

         You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                             ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-1 under the Act with respect to our offering of the New Notes. This prospectus does not contain all the information included in the Registration Statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the Registration Statement. The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities of the SEC's Regional Offices: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including Insilco, that file electronically with the SEC. Statements made in this Prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the Registration Statement or otherwise filed with the SEC.

         If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are still required under the indenture to furnish the holders of the New Notes with the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

                               ------------------

         Certain of the titles and logos of our products referenced herein are trademarks of Insilco. Each trade name, trademark or servicemark of any other company appearing in this Prospectus is the property of its holder.

                               ------------------


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Commission automatically will update and supersede this information.

     We incorporate by reference into this prospectus the following documents and information filed with the Commission:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on March 27, 2000;

     o   Definitive Proxy Statement of Insilco Holding Co. filed on April 17,
         2000.

     In addition, we incorporate by reference the description of our common stock contained in the Registration Statement on Form 10, filed with the Commission under Section 12 of the Exchange Act, as updated in any amendment or report filed for such purpose.

     Finally, we incorporate by reference any future filings that we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before the filing of a post-effective amendment (which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold). Such documents are a part of this prospectus from the date of its filing.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Our actual results could differ materially from those projected in forward-looking statements. All statements other than statements of historical facts are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, we can give no assurance that such expectations will prove to be correct. Factors that could cause actual results to differ materially include, but are not limited to the following:

     o   delays in new product introductions
     o   lack of market acceptance of new products
     o   changes in demand for our products
     o   changes in market trends
     o   operating hazards
     o   general competitive pressures from existing and new competitors
     o   effects of governmental regulations
     o   changes in interest rates
     o adverse economic conditions that could affect the amount of cash available for debt servicing and capital investments.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary factors.

                                     SUMMARY

     This section summarizes the more detailed information in this prospectus and you should read all of such information carefully and in its entirety. Because various entities discussed in this prospectus have similar sounding names, we refer to Insilco Holdings Co., our parent company, as "Holdings" and we refer to ourselves as "Insilco" the "Company," "we," "us" or "our company." All of the information that we present about Holdings and Insilco, except for historical financial information, reflects our recent merger, as described below and the various financings that we obtained in connection with the merger.

                                   THE COMPANY

     We are Insilco Corporation, a Delaware corporation originally incorporated in New Jersey in 1898 and we are a diversified manufacturer of vehicle, electronic and telecommunications components. Our business units service the automotive, electronics, telecommunications and other industrial markets. We own and operate a number of subsidiaries that operate in two primary business segments: Automotive Components and Technologies.

     Our Automotive Components segment consists of two business units: tubing and heat transfer products and transmission and suspension components.

         TUBING AND HEAT TRANSFER PRODUCTS. Through our Thermal Components Group, we are a vertically integrated manufacturer of heat exchangers for the automotive, specialty vehicle, truck, heavy equipment and off-road vehicle and industrial equipment markets. Our products include thin wall aluminum and brass tubes used principally in heat transfer applications and heat exchanger products such as radiators, air conditioning condensers, oil coolers and heaters.

         We design and assemble heat transfer products to customer specifications for use in a broad range of applications. The markets for heat-exchanger products are highly competitive and have many participants, including OEMs who produce for their own use and several large independent manufacturers. We have manufacturing facilities in Alabama, Michigan, South Carolina, Wisconsin and Germany.

         TRANSMISSION AND SUSPENSION COMPONENTS. We manufacture automotive parts consisting of close-tolerance precision metal stampings at our Steel Parts facility in Indiana. Our products include clutch plates for automatic transmissions, suspension parts for vibration-reducing assemblies and engine mounts.

         We sell most of our products to the domestic automobile industry, either directly or indirectly through other independent automotive parts suppliers. Accordingly, the demand for our products depends on the level of new car production by the domestic automobile industry. We have also seen our production content per automobile increase in recent years as automobile manufacturers have moved from three-speed to four- and five-speed automatic transmissions.

     In our Technologies Segment, we manufacture telecommunication and electrical component products for the computer networking, telephone digital switching, premises wiring, main frame computer, automotive and medical equipment markets. Our Technologies segment consists of four business units:

     o   specialized connector systems
     o   power transformers
     o   precision stampings and wireforms
     o   cable and wire assemblies

     Our principal executive offices are located at 425 Metro Place North, Dublin, Ohio 43017 and our telephone number is (614) 792-0468.

                        SUMMARY DESCRIPTION OF THE NOTES

         The terms of the New Notes and the Old Notes are identical in all material respects, except that the New Notes have been registered under the Securities Act, and certain transfer restrictions and registration rights relating to Old Notes do not apply to the New Notes.

Maturity Date ..........................August 15, 2007

Interest Payment Dates..................Every February 15 and August 15,
                                        beginning February 15, 1999.

Optional Redemption ....................We may redeem any of the notes at our option on or after August 15, 2002 at
                                        the redemption prices set forth on page
                                        20, plus accrued interest.

Change of Control ......................Upon the occurrence of a Change of
                                        Control, you may require us to
                                        repurchase your notes at 101% of their
                                        principal amount, plus accrued interest.
                                        We cannot assure you that we will have
                                        sufficient resources to satisfy our
                                        repurchase obligation in such
                                        circumstances. See "Risk
                                        Factors--Possible Inability to
                                        Repurchase Notes upon Change of Control" and "Description of Notes."

Ranking ................................The notes rank junior to all of our senior indebtedness and secured
                                        indebtedness, including the new credit
                                        facility. The notes will rank equally
                                        with any of our future unsecured senior
                                        subordinated indebtedness. The notes
                                        will effectively rank junior to all
                                        liabilities of subsidiaries that have
                                        not guaranteed the notes. On December
                                        31, 1999 Insilco and the guarantors had
                                        outstanding $199.3 million of senior
                                        indebtedness.

Note Guarantees ........................The notes are unconditionally guaranteed on a senior subordinated basis by all of our wholly-owned domestic subsidiaries (the "guarantors"). The note guarantees are unsecured obligations of the guarantors and rank junior to all existing and future senior indebtedness of the guarantors, including indebtedness under our bank credit facility. See "Description of
                                        Notes--Note Guarantees."

Certain Covenants ......................The indenture governing the notes contains certain covenants limiting or
                                        prohibiting our ability and our
                                        subsidiaries' ability to:

                                        o  incur additional indebtedness or
                                           issue preferred stock;
                                        o  pay dividends or make distributions
                                           on, and to redeem or repurchase,
                                           capital stock or to repurchase
                                           subordinated indebtedness;
                                        o  engage in transactions with
                                           affiliates;
                                        o  engage in sale and leaseback
                                           transactions;
                                        o  create liens securing indebtedness;
                                           assets; and
                                        o  consolidate with or merge into, or
                                           sell substantially all of our assets
                                           to, another person.

                                  See "Description of Notes--Certain Covenants."

Use of Proceeds ........................We will not receive any proceeds from the exchange of New Notes for Old Notes.

     SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

         The summary historical consolidated financial data presented below are derived from our audited consolidated financial statements. You should read the information contained in this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus (the "Consolidated Financial Statements").

         The unaudited pro forma condensed consolidated financial data of Insilco and our subsidiaries for the years ended December 31, 1999 are based upon historical information that has been adjusted to give effect to the transactions described in footnote 1.

             SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED
                          FINANCIAL AND OPERATING DATA

                                                                  Year Ended December 31,
                                                                                                                     Pro
                                                                                                                    Forma
                                          1995           1996           1997          1998          1999           1999(1)
                                       -----------    -----------     ----------    ----------    ----------    --------------
Operations Data:
   Net sales                               $350.9         $393.4         $430.0        $434.3        $476.4            $535.4
Operating Income (2)                         33.1           44.8           44.0          13.7          22.1              25.3
Other income (expenses):
   Interest expense                         (19.0)         (17.8)         (20.0)        (28.6)        (36.5)            (44.1)
   Interest income                            1.5            0.7            2.8           1.0           0.4               0.6

   Other income, net (3)                     14.4            8.1            3.8           6.6          13.1              13.1
                                       -----------    -----------     ----------    ----------    ----------    --------------
   Income (loss) from continuing
   operations before income taxes
   and extraordinary items                   30.0           35.8           30.6          (7.3)         (0.9)             (5.1)
Income tax (expense) benefit                (15.1)         (12.3)         (11.1)          1.6           5.1               5.2
                                       -----------    -----------     ----------    ----------    ----------    --------------

   Income (loss) from continuing
   operations before extraordinary
   items                                     14.9           23.5           19.5          (5.7)          4.2               0.1
   Income loss from discontinued
   operations, net of tax (4)               (12.4)          15.5           62.9           1.5           5.6               ---
                                       -----------    -----------     ----------    ----------    ----------    --------------
   Income (loss) before
   extraordinary items                        2.5           39.0           82.4          (4.2)          9.8               0.1
     Extraordinary items, net of tax
                                              ---            ---           (0.7)         (5.9)          ---               ---
                                       -----------    -----------     ----------    ----------    ----------    --------------
     Net income (loss)                        2.5           39.0           81.7         (10.1)          9.1               0.1

Other Data:
   EBITDA(5)                                $59.7          $57.4          $59.4         $30.5         $41.6
   Adjusted EBITDA (6)                       55.8           60.8           60.9          56.4          58.7
   Cash interest expense                     17.6           17.2           17.8          31.7          32.0
   Depreciation and amortization             10.4           12.6           15.4          16.8          19.5
   Amortization of Reorganization
   Goodwill                                  16.2            ---            ---           ---           ---
   Capital Expenditures                      17.4           17.1           20.4          18.0          15.1
Balance sheet data (at period end):
   Cash and cash equivalents                $10.0           $4.2          $10.4          $7.5          $6.5
   Working capital                           54.7           60.9           46.3          82.2          83.0
   Total assets                             264.1          273.1          231.0         287.6         316.0
   Total debt                               186.5          161.0          257.7         312.4         319.1
   Stockholders' equity (deficit)           (17.9)          34.7         (101.1)       (136.9)       (125.0)

-----------------------
(1) Pro forma results reflect the acquisition of Thermal Transfer Products, LTD and TAT as if the purchases occurred at the beginning of the period

(2) Operating income in 1995 includes the deduction for amortization of our reorganization value over the fair value of its tangible and identified intangible assets at March 31, 1993 ("Reorganization Goodwill") of $16.2 million, due to the adoption of "fresh start" accounting principles. Operating income in 1995 includes a gain of $4.3 million related to a change in our pension plan.

(3) Other income, net in 1995 includes favorable adjustments of $3.6 million related to our environmental liabilities, $1.5 million related to the resolution of several legal disputes and a $4.0 million gain on the sale of idle corporate assets. Other income, net in 1996 includes a $2.2 million adjustment related to the satisfaction of certain of our environmental liabilities following completion of a site clean-up for an amount less than previously estimated. Other income, net in 1999 includes a gain of $9.5 million from the sales of our stainless steel tubing and our welded tube mill businesses.

(4) In March 1997, we completed the sale of our Office Products Business (as defined below) with the divestiture of our traditional office products business (the "Rolodex Business") for $112.6 million, net of transaction costs, resulting in a gain of $57.8 million, net of taxes of $37.2 million. The divestiture of the Rolodex Business was preceded in 1996 by the divestiture of the Rolodex electronics product line ("Rolodex Electronics") and our computer accessories business ("Curtis"). The proceeds from these sales aggregated $21.8 million. Rolodex Business, Rolodex Electronics and Curtis are referred to collectively as the "Office Products Business." In July 1998, we amended our Form 10-K for the year ended December 31, 1997 (the "Form 10-K") to account for the sale of the Office Products Business as a discontinued operation and, accordingly, the accompanying consolidated statements of operations and cash flows for the periods prior to the sale have been reclassified. Revenues associated with the discontinued Office Product Business for the years 1995, 1996 and 1997 were $111.7 million, $80.1 million and $10.8 million, respectively.

     On February 11, 2000 we sold our publishing business, Taylor Publishing Company to TP Acquisition Corp., newly created, wholly-owned subsidiary of Castle Harlan Partners III, L.P., for gross proceeds of approximately $93.5 million. The net proceeds of approximately $70.0 million from this transaction plus approximately $21.2 million in retained customer deposits, net of other working capital adjustments were used to reduce borrowings under our Term Credit Facility. The consolidated statements of operations and cash flows were reclassified to account for the sale of the Publishing Business as a discontinued operation. Revenues associated with the discontinued Publishing Business for the years 1995, 1996, 1997, 1998 and 1999 were $98.6 million, $99.0 million, $98.2 million, $101.3 million and $103.7 million, respectively.

(5) "EBITDA" is defined as net income before interest expense, interest income, income taxes, depreciation and amortization, other income, equity in net income of Thermalex and net gain or net loss on sale of assets. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles. EBITDA data are included because we understand that such information is used by certain investors as one measure of an issuer's historical ability to service debt. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies, or to the defined term "Consolidated Cash Flow" used in "Description of Notes--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," due to the potential inconsistencies in the method of calculation.

(6) "Adjusted EBITDA" equals EBITDA plus dividends received from Thermalex of $0.4 million, $3.4 million, $1.5 million, $1.3 million and $2.9 million for the years ended December 31, 1995, 1996, 1997, 1998, and 1999 respectively, and excluding the effect of: (i) a $4.3 million gain relating to a change in our pension plan in the year ended December 31, 1995; (ii) $1.8 million and $0.9 million of legal expenses relating to significant legal cases the years ended December 31, 1998 and 1999 respectively; (iii) $1.3 million in rationalization expenses related to our operating units for the year ended December 31, 1998 and $4.7 million in expenses relating to the restructuring of our corporate office and rationalization at our operating locations; (iv) merger expenses recorded and paid of $20.9 million for the year ended December 31, 1998; (v) $0.9 million of facility rationalization/consolidation expenses for the year ended December 31, 1998; (vi) $1.8 million of consulting fees for the analysis of establishing a separate legal entity to better manage our health care costs; (vii) $5.8 million of costs related to the shutdown of our heat exchanger machinery and equipment business; and (viii) $1.1 million of costs related to the closing of our Duncan, South Carolina heat exchanger tubing manufacturer.

                                  RISK FACTORS

     In addition to the other matters described in this prospectus, you should carefully consider the following risk factors.

CONSEQUENCES OF FAILURE TO EXCHANGE YOUR NOTES

     If you do not exchange your Old Notes in the Exchange Offer, your Old Notes will continue to be subject to the restrictions on transfer described in the legend on the certificate for the Old Notes. In general, you may offer or sell the Old Notes only if they are registered under, offered or sold pursuant to an exemption from, or offered or sold in a transaction not subject to, the Securities Act and applicable state securities laws.

     We believe that New Notes issued in exchange for Old Notes pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by you without registering the New Notes under the Securities Act or delivering a prospectus so long as you (1) are not one of our "affiliates", which is defined in Rule 405 of the Securities Act, and (2) acquire the New Notes in the ordinary course of your business and, unless you are a broker dealer, you do not have any arrangement with any person to participate in the distribution of such New Notes. Our belief is based on interpretations by the SEC's staff in no-action letters issued to third parties. Please note that the SEC has not considered our Exchange Offer in the context of a no-action letter and we cannot assure you that the SEC's staff would make a similar determination with respect to our Exchange Offer.

     Unless you are a broker-dealer, you must acknowledge that you are not engaged in, and do not intend to engage in, a distribution of the New Notes and that you have no arrangement or understanding to participate in a distribution of the New Notes. If you are an affiliate of Insilco, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of New Notes acquired in the Exchange Offer, you (1) should not rely on our interpretations of the position of the SEC's staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     If you are a broker-dealer and receive New Notes for your own account pursuant to the Exchange Offer, you must acknowledge that you will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act. If you are a broker-dealer, you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of New Notes received in exchange for Old Notes acquired by you as a result of market-making or other trading activities. For a period of 90 days after the expiration of the Exchange Offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     In addition, you may offer or sell the New Notes in certain jurisdictions only if they have been registered or qualified for sale there, or an exemption from registration or qualification is available and is complied with. Subject to the limitations specified in the registration rights agreement, we will register or qualify the New Notes for offer or sale under the securities laws of any jurisdictions that you reasonably request in writing. Unless you request that the sale of the New Notes be registered or qualified in a jurisdiction, we currently do not intend to register or qualify the sale of the New Notes in any jurisdiction.

SUBSTANTIAL LEVERAGE; LIQUIDITY

  LEVERAGE

     In connection with the Merger and Merger Financing, we incurred significant indebtedness. As of December 31, 1999, we had: (i) total consolidated indebtedness of approximately $319.1 million; and (ii) $75.5 million of additional revolving borrowings available under the credit facility, subject to customary conditions. In addition, subject to the restrictions in the credit facility and the indenture, we may incur significant additional indebtedness, which may be secured, from time to time.

     The level of our indebtedness could have important consequences, including:

     o limiting cash flow available for general corporate purposes, including acquisitions, because a substantial portion of our cash flow from operations must be dedicated to debt service;

     o limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

     o limiting our flexibility in reacting to competitive and other changes in the industry and economic conditions generally; and

     o exposing us to risks inherent in interest rate fluctuations because certain of our borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

   CONDITIONS THAT MAY IMPACT OUR ABILITY TO REPAY OUR DEBT

     Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

     We anticipate that our operating cash flow, together with money we can borrow under our credit facility, will be sufficient to meet anticipated future operating expenses, capital expenditures and to service debt as it becomes due. However, if our future operating cash flows are less than currently anticipated we may be forced, in order to meet our debt service obligations, to reduce or delay acquisitions or capital expenditures, sell assets or reduce operating expenses. If we were still unable to meet our debt service obligations, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. There can be no assurance that we will be able to accomplish that on satisfactory terms, if at all.

     In addition, subject to the restrictions and limitations contained in our debt agreements, we may incur significant additional indebtedness to finance future acquisitions, which could adversely affect our operating cash flows and our ability to service indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RESTRICTIVE COVENANTS

     The indenture governing the notes contains various covenants that limit our ability to engage in certain transactions. These covenants limit our and certain of our subsidiaries' ability to:

     o   borrow and to place liens on assets

     o   pay dividends or make certain other restricted payments

     o   enter into certain transactions with affiliates; or

     o merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Insilco.

     In addition, our credit facility contains other and more restrictive covenants and prohibits us from prepaying our other indebtedness (including the notes). Our credit facility also requires us to maintain specified financial ratios and satisfy certain other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit facility and/or the notes. Upon the occurrence of an event of default under our credit facility, the lenders could elect to declare all amounts outstanding under our credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, other than assets of our foreign subsidiaries, as security under our credit facility. We cannot assure you that, if the lenders under our credit facility accelerate the repayment of borrowings thereunder, we will have sufficient assets to repay our credit facility and our other indebtedness, including your notes. See "Description of Certain Indebtedness--Credit Facility."

SUBORDINATION

     The notes rank junior to all of our existing and future senior indebtedness, including all indebtedness under our credit facility. In addition, the note guarantee of each guarantor will rank junior to all of senior indebtedness of such guarantor (including the guarantees of our bank credit facility) to the same extent that the notes rank junior to senior indebtedness of Insilco. As of December 31, 1999 Insilco and the guarantors had $199.3 million of senior indebtedness, substantially all of which would have been secured borrowings.

     As a result of such subordination, if:

     (i) Insilco and the guarantors are insolvent or enter into a bankruptcy or similar proceeding;

    (ii) Insilco fails to make a payment when due on senior indebtedness; or

   (iii) any senior indebtedness is accelerated

then the holders of such senior indebtedness and any other creditors of subsidiaries, if any, must be paid in full before the holders of the notes may be paid. If we or the guarantors incur any additional debt that ranks equally with the notes, the holders of such debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of Insilco or the guarantors. This may have the effect of reducing the amount of such proceeds paid to you.

     In addition, we cannot make any cash payments to you if we have failed to make payments to holders of senior indebtedness. Under certain circumstances, we cannot make any payments to you for a period of up to 179 days if we have defaulted (other than failures to make payments) on our senior indebtedness covenants.

     Certain of our subsidiaries have not guaranteed the notes. As a result, the notes are not debt of such subsidiaries, and holders of indebtedness and other liabilities will effectively be senior to your claims against such subsidiaries. As of December 31, 1999, these subsidiaries had $17.5 million of outstanding liabilities, including trade payables. See "Description of Notes--Subordination."

POSSIBLE INABILITY TO REPURCHASE NOTES UPON CHANGE OF CONTROL

     Upon the occurrence of certain change of control events, you may require us to purchase your notes at 101% of their principal amount, plus accrued interest. Please note that the terms of our credit facility limit our ability to purchase your notes in such circumstances. Any of our future debt agreements may contain similar restrictions and provisions. Accordingly, we may not be able to satisfy our obligations to purchase your notes unless we are able to refinance or obtain waivers with respect to our credit facility and certain other indebtedness. We cannot assure that we will have the financial resources to purchase your notes, particularly if such change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our credit facility currently provides that certain change of control events will constitute a default and could result in the acceleration of our indebtedness under the credit facility.

CUSTOMER CONCENTRATION; ABSENCE OF LONG-TERM CONTRACTS

     A significant portion of our sales are made to a relatively small group of major customers. In 1999, sales to Ford represented approximately 10% of our net sales and sales to a group of our nine next largest customers represented approximately 27% of net sales.

     Our reliance on these major customers exposes us to

     o the risk of changes in the business condition of our major customers and

     o the risk that the loss of a major customer could adversely affect Insilco's results of operations.

     While we have supplied Ford for 40 years, Ford is not contractually bound to purchase supplies from us in the future. Thus, our relationship with Ford is subject to termination at any time. If we were to lose Ford as a customer, our results of operations would be adversely affected.

CYCLICAL MARKETS

     A substantial portion of our revenues derive from sales to markets that have been historically, and are likely to continue to be, cyclical. For example, our Automotive Components Segment, which accounted for approximately 48% of our net sales and 64% of adjusted operating income before the allocation of corporate overhead for the year ended December 31, 1999, primarily serves the automobile OEM market and the automobile parts aftermarket through the manufacture of automotive heat exchangers and related tubing, and automatic transmission and suspension components. (For the year ended December 31, 1999, however, approximately 18% and 52% of the Automotive Components Segment's net sales were attributable to the automotive aftermarket and non-automotive OEMs, respectively.) The automobile industry has experienced recessionary or slow growth conditions for substantial periods in the past and may experience recessionary conditions in the future. Any substantial weakening of the automobile industry would have an adverse effect on our results of operations.

PRODUCTION DISRUPTION

     In certain of our businesses in which there is high customer concentration, we would be exposed to potentially significant revenue losses if we (or our customers) were to experience substantial disruption in production. With the continued emphasis on reductions in component inventories and "just-in-time" deliveries, especially in the automotive industry, any disruption in our production or by our major customers, through work stoppages or otherwise, could have an immediate and adverse effect on our results of operations.

COMPETITION

     The businesses in which we are engaged are highly competitive and in some cases highly fragmented, with many small manufacturers. In some of our businesses, especially the data grade connector business and the heat exchanger business, we compete with entities having significantly more resources. In certain other businesses we compete with entities that have a greater share of the relevant market and lower costs. As competition increases, profit margins on some of our significant business lines could decrease, and in the more fragmented markets consolidation could occur, resulting in the creation of larger and financially stronger competitors.

     We believe that, to remain competitive and maintain or increase profitability, we must pursue a strategy focusing on growth and product innovation. However, our competitors can be expected to continue to seek their own growth, to improve the design and performance of their products, to reduce costs of existing competitive products and to introduce new products with competitive price and performance characteristics. Although we believe that, with respect to most of our businesses, we have certain technological, manufacturing and other advantages over our competitors, maintaining these advantages will require continued investment in research and development, sales and marketing, productivity improvements and information systems. We cannot assure you that we will have sufficient resources to continue to make such investments, that such investments will be successful or that we will be able to maintain our existing competitive advantages.

TECHNOLOGY AND THE DEVELOPMENT OF NEW PRODUCTS

     The markets for many of our products, particularly the data grade connector products, are characterized by technological change, evolving industry standards, product customization and frequent new product introductions, which may render existing or proposed products noncompetitive or obsolete.

     Many of our products require significant planning, design, development and testing at the technological, product and manufacturing process levels. Moreover, many of our customers use our products and proprietary technologies as components of other products which they manufacture or assemble, which may become uncompetitive or obsolete.

     Although we work closely with our customers to stay informed with respect to product development, we cannot assure you that any of the products we are currently developing or those to be developed in the future, will be completed in any particular time frame or that our or our customers' products or proprietary technologies will not become uncompetitive or obsolete.

ACQUISITION GROWTH STRATEGY; MANAGEMENT AND FUNDING OF GROWTH

     We have historically pursued an acquisition strategy and recently completed an acquisition of T.A.T., which will become part of our cable and wire assembly business unit. There are various risks associated with pursuing a growth strategy of this nature.

     o Any future growth will require us to manage our expanding domestic and international operations, integrate new businesses and adapt our operational and financial systems to respond to changes in our business environment, while maintaining a competitive cost structure.

     o The acquisition strategy will continue to place demands on our management to improve our operational, financial and management information systems, to develop further the management skills of our managers and supervisors, and to continue to retain, train, motivate and effectively manage our employees.

     Our failure to manage growth effectively could have a material adverse effect on us. We also cannot assure you that suitable acquisition candidates will be available or that acquisitions can be completed on reasonable terms.

     Additionally, our ability to maintain and increase our revenue base and to respond to shifts in customer demand and changes in industry trends will be partially dependent on our ability to generate sufficient cash flow or obtain sufficient capital for the purpose of, among other things, financing acquisitions, satisfying customer contractual requirements and financing infrastructure growth. We cannot assure you that we will be able to generate sufficient cash flow or that financing will be available on acceptable terms (or permitted to be incurred under the terms of our new credit facility, the indenture and any future indebtedness) to fund our future growth.

ENVIRONMENTAL MATTERS

     Our operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental matters and have incurred in the past and will continue to incur capital costs and other expenditures relating to environmental matters.

     Certain properties now or previously owned by us are undergoing remediation. Liability under environmental laws may be imposed on current and prior owners of property or businesses without regard to fault or to knowledge about the condition or action causing the liability. As an owner and operator of those properties, we may be required to incur costs relating to the remediation, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources.

     We have also in the past and may in the future be named a potentially responsible party ("PRP") at off-site third-party disposal sites to which our businesses have sent waste.

     We believe, based on current information, that any costs we may incur relating to environmental matters will not have a material adverse effect on our business, financial condition or result of operations. We cannot assure you, however, that we will not incur significant fines, penalties or other liabilities associated with noncompliance or clean-up liabilities or that future events, such as changes in laws or the interpretation thereof, the development of new facts or the failure of other PRPs to pay their share, will not cause us to incur additional costs that could have a material adverse effect on our business, financial condition or results of operations. See "Business--Environmental Regulation and Proceedings."

DEPENDENCE ON KEY PERSONNEL

     Our success depends to a significant extent upon the services of our senior management and other management in our various businesses. We could be adversely affected if any of these persons were unwilling or unable to continue in our employ.

RISKS ASSOCIATED WITH FOREIGN OPERATIONS; EXCHANGE RATE FLUCTUATIONS

     Our products are manufactured and assembled at facilities in the United States, the Dominican Republic, Germany, Ireland, the United Kingdom and Mexico and sold in many foreign countries. In 1999, less than 13% of our net sales and costs of goods sold occurred outside the United States and Canada. International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the impositions of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and exchange rate risk. We cannot assure you that these factors will not have a material adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

CONTROL BY PRINCIPAL SHAREHOLDERS

     Approximately 71.5% of the outstanding shares of our common stock is held by the DLJMB Funds. As a result of their stock ownership, the DLJMB Funds control us and (subject to any agreement they may have with CVC as described in "Description of Capital Stock--Other Stockholder Arrangements") have the power to elect all of our directors, appoint new management and approve any action requiring the approval of the holders of common stock, including adopting amendments to the certificate of incorporation and approving acquisitions or sales of all or substantially all of our assets.

     The general partners of each of the DLJMB Funds are affiliates or employees of Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."). DLJ Capital Funding, Inc., which is an agent and lender under our new credit facility, and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), which was the initial purchaser of the Old Notes, are also affiliates of DLJ, Inc.

     Circumstances may occur in which the interests of such principal shareholders could be in conflict with your interests. In addition, such shareholders may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in Insilco, even though such transactions may involve risks to the holders of the notes.

FRAUDULENT TRANSFER STATUTES

     Federal or state fraudulent transfer laws permit a court, if it makes certain findings, to:

     o   avoid all or a portion of our obligations to you;

     o subordinate our obligations to you to other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the notes; and

     o take other action detrimental to you, including, in certain circumstances, invalidating the notes.

In that event, there would be no assurance that you would ever be repaid.

     Under federal and state fraudulent transfer laws, in order to take any of the actions described above, courts will typically need to find that, at the time the notes were issued, we:

     (a) issued the notes with the intent of hindering, delaying or defrauding current or future creditors; or

     (b) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes and

         (1) were insolvent or were rendered insolvent by reason of the issuance of the notes,

         (2) were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or

         (3) intended to incur, or believed (or should have believed) we would incur, debts beyond our ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes).

     Different jurisdictions define "insolvency" differently. However, we generally would be considered insolvent at the time we incurred the indebtedness constituting the notes if (a) the fair market value (or fair saleable value) of our assets is less than the amount required to pay our total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured or (b) we were incurring debts beyond our ability to pay as such debts mature. We cannot assure you as to what standard a court would apply in order to determine whether we were "insolvent" as of the date the notes were issued, and we cannot assure you that, regardless of the method of valuation, a court would not determine that we were insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether we were insolvent on the date the notes were issued, that the payments constituted fraudulent transfers on another ground.

     Our obligations under the notes are guaranteed by certain of our subsidiaries, and the guarantees also may be subject to review under various laws for the protection of creditors, including federal and state fraudulent conveyance and fraudulent transfer laws. In such a case, the analysis set forth above would generally apply.

     In addition, creditors could also claim that, since the guarantees were incurred for the benefit of Insilco (and only indirectly for the benefit of the guarantors), the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. Courts could take actions similar to those outlined above. Please note that, in an attempt to limit the applicability of fraudulent transfer laws, the indenture limits the amount of each guarantee to the amount that will result in it not constituting a fraudulent conveyance or improper corporate distribution, and we cannot assure you as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

TRADING MARKET FOR THE NOTES

     There is no existing trading market for the notes, and we cannot assure you about the future development of a market for the notes or your ability to sell their New Notes or the price at which you may be able to sell your notes. If such market were to develop, the notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. Although it is not obligated to do so, DLJSC intends to make a market in the notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of DLJSC. No assurance can be given as to the liquidity of or the trading market for the notes.

     DLJSC may be deemed to be our "affiliate" (as defined the Securities Act) and, as such, may be required to deliver a prospectus in connection with its market-making activities in the notes. Pursuant to the registration rights agreement that we signed with DLJSC in connection with the initial sale of the notes, we have agreed to use our best efforts to file and maintain a registration statement that would allow DLJSC to engage in market-making transactions in the notes for up to 90 days from the date on which we consummate the offer to exchange the notes for the Old Notes. We have agreed to bear substantially all the costs and expenses related to registration.

                                 USE OF PROCEEDS

     This prospectus is delivered in connection with the sale of the notes by DLJSC in market-making transactions. We will not receive any of the proceeds from such transactions.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company as of December 31, 1999. This table should be read in conjunction with the consolidated financial statements, related notes, and other financial information of Insilco Corporation that we have incorporated in this document by reference.

                                                            As of December
                                                               31, 1999
                                                                Actual
                                                            (in millions)
                                                           ---------------
Cash and cash equivalents                                     $       6.5
                                                              ===========
   Long-term debt:
     Bank term Loan                                           $     120.0
     Credit Facility                                                 79.1
     12% Senior Subordinated Notes                                  119.8
     Miscellaneous                                                     .2
                                                              -----------
   Total long-term debt (including current portion)           $     319.1
                                                              -----------
Stockholders' deficit                                              (125.0)
                                                              -----------
       Total capitalization                                   $     194.1
                                                              ===========

                                   MANAGEMENT

     The following table sets forth the name, age and position of each person who is a director or executive officer of Insilco.

                        NAME AND BUSINESS EXPERIENCE                         AGE
                        ----------------------------                         ---

MICHAEL R. ELIA, SENIOR VP, CHIEF FINANCIAL OFFICER,
TREASURER AND SECRETARY                                                       41

     Mr. Elia has been the Senior Vice President, Chief Financial Officer, Treasurer, and Secretary (since June 1999) and Vice President and Controller (August 1998 to June 1999). He served as Chief Financial Officer of Jordan Telecommunication Products from February 1997 to August 1998, and as Director of Strategic Planning Fieldcrest Cannon, Inc. from 1994 to 1997. From 1983 through 1993, he held senior financial positions with Insilco's Technologies Group. Prior to joining Insilco, he was with Ernst & Young LLP.

DAVID A. KAUER, PRESIDENT, CHIEF EXECUTIVE OFFICER  AND DIRECTOR              44

Mr. Kauer has been President and Chief Executive Officer of the Company since June 1999. Prior to that, he served as Vice President and Chief Financial Officer of the Company from May 1998 to June 1999, as Vice President and Treasurer of the Company from April 1997 to May 1998, and as Treasurer from September 1993 to April 1997. From October 1989 to September 1993, he served as Controller and Treasurer of Johnson Yokogawa Corporation (a joint venture of Yokogawa Electric Corporation and Johnson Controls, Inc.)

WILLIAM F. DAWSON, JR., DIRECTOR                                              35

Mr. Dawson has been a Managing Director of DLJMB Inc. since January 2000. Prior to that and since August 1997, he was a Principal of DLJMB Inc. From December 1995 to August 1997, he was a Senior Vice President in DLJ's High Yield Capital Markets Group. Prior thereto, Mr. Dawson was a Vice President in the Leveraged Finance Group within DLJ's Investment Banking Group. Mr. Dawson serves as a director of Von Hoffman Press, Inc., Haights Cross Communication, Inc, Merrill Corporation, WRC Media, Inc. and Thermadyne Holdings Corporation, a publicly traded company.

THOMPSON DEAN, DIRECTOR                                                       41

Mr. Dean has been the Managing Partner of DLJMB Inc. since November 1996. Prior thereto, Mr. Dean was a Managing Director of DLJMB Inc. (and its predecessor). Mr. Dean serves as a director of Commvault Inc., Von Hoffman Press, Inc., Manufacturers' Services Limited, Phase Metrics, Inc., a publicly traded company, and Arcade Holding Corporation.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITY

     On November 24, 1998 a credit facility was provided by a syndicate of banks and other financial institutions led by Donaldson, Lufkin & Jenrette Securities Corporation, as arranger, DLJ Capital Funding, as syndication agent, and The First National Bank of Chicago, as administrative agent. The credit facility includes a $125 million term loan facility and a $175 million revolving credit facility (subject to adjustment as provided below), which provides for revolving loans and up to $50 million of letters of credit. The term loan facility has a maturity of seven years. The revolving credit facility will terminate on July 8, 2003.

     Borrowings under the credit facility generally bear interest, at Insilco's option, at the Administrative Agent's alternate base rate or at the reserve-adjusted London Interbank Offered Rate ("LIBOR") plus, in each case, applicable margins of

     (1) in the case of alternate base rate loans,

         (x)  1.75% for revolving and

         (y)  2.50% for term loans and

     (2) in the case of LIBOR loans,

         (x)  3.00% for revolving and

         (y)  3.75% for term loans.


     Insilco pays a commitment fee calculated at a rate of 0.625% per annum on the daily average unused commitment under the revolving credit facility. Such fee will be payable monthly in arrears and upon termination of the revolving credit facility.

     Beginning May of 1999, the applicable margins for the revolving credit facility, as well as the commitment fee and letter of credit fee, will be subject to possible reductions based on the ratio of consolidated Debt to EBITDA (each as defined in the new credit facility).

     Insilco will pay a letter of credit fee on all outstanding letters of credit, at a rate per annum equal to the then applicable margin for LIBOR loans under the revolving credit facility. Such fees will be payable monthly in arrears. In addition, Insilco will pay customary transaction charges in connection with any letters of credit.

     Availability under the revolving credit facility will decrease:

     (1) on the six month anniversary of the credit facility closing date by an amount equal to $46.0 million less the aggregate consideration paid in connection with acquisitions or committed to be paid pursuant to a signed definitive acquisition agreement entered into prior to such date, and

     (2) by $20.0 million on each of July 10, 2000, July 10, 2001 and July 10, 2002. The term loan facility will be subject to the following amortization schedule:

                                       Percentage
          Year                          Reduction
          ----                          ---------
           1 ...........................   1.0%
           2 ...........................   1.0%
           3 ...........................   1.0%
           4 ...........................   1.0%
           5 ...........................   1.0%
           6 ...........................   1.0%
           7 ...........................  94.0%
                                        ---------
                                         100.0%


     The term loan facility is subject to mandatory prepayment:

     (1) with 100% of the net cash proceeds from the issuance of debt, subject to certain exceptions;

     (2) with 100% of the net cash proceeds of asset sales and casualty events, subject to certain exceptions;

     (3) with 50% of Insilco's Excess Cash Flow (as defined in the new credit facility) to the extent that the Leverage Ratio (as defined in the new credit facility) exceeds 3.5 to 1.0; and

     (4) with 50% of the net cash proceeds from the issuance of equity to the extent that the Leverage Ratio exceeds 3.5 to 1.0.

         Insilco's obligations under the credit facility are secured by a first-priority perfected lien on:

     (1) substantially all domestic property and assets, tangible and intangible (other than accounts receivable sold or to be sold into the accounts receivable program and short term real estate leases), of Insilco and its domestic subsidiaries;

     (2) the capital stock of:

         (a)  Insilco held by Holdings; and

         (b) substantially all subsidiaries of Insilco (provided that no more than 65% of the equity interest in non- U.S. subsidiaries held by Insilco and its domestic subsidiaries and no equity interests in subsidiaries held by foreign subsidiaries are required to be pledged); and

     (3) all intercompany indebtedness.

     Holdings has guaranteed the obligations of Insilco under the credit facility. In addition, obligations under the credit facility are guaranteed by substantially all domestic subsidiaries.

     The credit facility contains customary covenants and restrictions on Insilco's ability to engage in certain activities, including, but not limited to:

     (1) limitations on the incurrence of liens and indebtedness;

     (2) restrictions on sale lease-back transactions, consolidations, mergers, sale of assets, capital expenditures, transactions with affiliates and investments; and

     (3) strict restrictions on dividends, and other similar distributions.

     The credit facility also contains financial covenants requiring Insilco to maintain a minimum Interest Coverage Ratio (as defined in the credit facility); a minimum Fixed Charge Coverage Ratio (as defined in the credit facility); and a maximum Leverage Ratio.

12% NOTES

         The 12% Notes were issued under the 12% Note Indenture, dated as of November 9, 1998, between Insilco and Star Bank, N.A., as trustee (the "Trustee"). The 12% Notes are unsecured senior subordinated obligations of Insilco, are limited to $120 million aggregate principal amount, will mature on August 15, 2007, and bear interest at the rate of 12% per annum, payable semi-annually on February 15 and August 15 of each year commencing February 15, 1999. The 12% Notes are redeemable, in whole or in part, at the option of Insilco, at any time on or after August 15, 2002, at redemption prices (expressed as percentages of the principal amount redeemed), plus accrued interest to but excluding the redemption date, if redeemed during the twelve-month period commencing on August 15 in the years set forth below:


         Year                           Redemption Price
         ----                           ----------------

         2002 ............................. 106.000%
         2003 ............................. 104.000%
         2004 ............................. 102.000%
         2005 and thereafter .............. 100.000%


     The 12% Note Indenture contains covenants that, among other things:

     o limit the ability of Insilco and its Restricted Subsidiaries (as defined) to incur additional indebtedness and contingent obligations;

     o limit the ability of Insilco to grant liens on debt which is subordinate or junior to the 12% Notes;

     o limit the ability of Insilco and its Restricted Subsidiaries to pay dividends or make other distributions on account of, or purchase, redeem or otherwise acquire, any shares of any class of its capital stock or, prior to any scheduled maturity, repayment or sinking fund payment, any indebtedness of Insilco that (subject to certain

     o exceptions) is subordinate in right of payment to the 12% Notes, or make any Investment (as defined) which is not a Permitted Investment (as defined);

     o limit the incurrence of any debt or the issuance of preferred stock by Insilco's Restricted Subsidiaries;

     o prohibit the issuance by Insilco of any indebtedness that is by its terms subordinated in right of payment to any senior debt and senior in right of payment to the 12% Notes;

     o prohibit Insilco's Restricted Subsidiaries, directly or indirectly from assuming, guaranteeing or in any other manner becoming liable with respect to any debt that by its terms is pari passu with or junior in right of payment to the 12% Notes;

     o limit the ability of Insilco and its Restricted Subsidiaries to engage in transactions with Insilco's affiliates;

     o limit the ability of Insilco to merge, consolidate or sell all or substantially all its assets;

     o prohibit, subject to certain exceptions, Insilco or its Restricted Subsidiaries from creating or permitting to exist any consensual encumbrance or restriction on the ability of such subsidiaries to pay dividends, repay certain indebtedness owed to Insilco or any such subsidiary thereof or transfer assets to Insilco or its Restricted Subsidiaries; and

     o limit the ability of Insilco and Insilco's Restricted Subsidiaries from making certain asset sales and in connection with permitted asset sales require that the proceeds thereof be used to make an offer to repurchase the 12% Notes at 100% of their principal amount unless such proceeds have been reinvested in the business of Insilco or used to repay indebtedness.

         The 12% Note Indenture contains certain events of default which include the failure to pay interest and principal on the 12% Notes, the failure to comply with covenants in the 12% Notes or the 12% Note Indenture, a payment default under, or acceleration of, certain other indebtedness of Insilco and Insilco's Restricted Subsidiaries, the rendering of certain final judgments and certain events occurring under bankruptcy laws.

         The 12% Notes are subordinate in right of payment to all "senior indebtedness" of Insilco, as such term is defined in the 12% Note Indenture. As defined in the 12% Note Indenture, "senior indebtedness" includes, among other things, indebtedness and other obligations owing in respect of the Existing Credit Facility as well as amendments, modifications, renewals, extensions, refinancing and refundings of any such indebtedness. All senior indebtedness shall be and remain senior indebtedness for all purposes of the 12% Note Indenture, whether or not subordinated in any insolvency proceeding.


                              DESCRIPTION OF NOTES
GENERAL

     We issued the notes under an Indenture between Insilco and Star Bank, N.A., as trustee (the "Trustee"). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). Because this is a summary it does not contain all the information that may be important to you. You should read the entire indenture, including the definitions therein of certain terms used below. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus. For definitions of certain terms used in this description see "--Certain Definitions." As used in this "Description of Notes", the word "Insilco" refers only to Insilco Corporation and not to any of its subsidiaries.

     The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the registration statement relating to this exchange offer is not declared effective by the Commission by April 8, 1999, Holders that have complied with their obligations under the Registration Rights Agreement will be entitled, subject to certain exceptions, to liquidated damaged in an amount equal to $0.05 per week per $1,000 principal amount of notes held by such Holder until July 2, 1999 and increasing every 90 days thereafter up to a maximum amount equal to $0.25 per week per $1,000 principal amount of notes until the registration statement is declared effective.

     The notes

     o   will be general unsecured obligations of Insilco

     o will be subordinated in right of payment to all existing and future Senior Indebtedness of Insilco (including borrowings under the Credit Facility)

     o will rank senior in right of payment to all future Subordinated Indebtedness of Insilco

     o will be effectively subordinated to all liabilities of Insilco's subsidiaries, except that with respect to subsidiaries which are guarantors, the notes will be subordinated only to Senior Indebtedness of such subsidiaries.

     On December 31, 1999, we and the guarantors had outstanding approximately $199.3 million of Senior Indebtedness. The indenture permits Insilco and its Subsidiaries to incur additional Debt, including Senior Indebtedness, in the future. See "Risk Factors--Subordination of the Notes; Dependence on Subsidiaries" and "--Certain Covenants--Limitation on Consolidated Debt."

     As of the date of the indenture, all of Insilco's Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, we will be permitted to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries are not be subject to the restrictive covenants set forth in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The notes are limited to $150 million aggregate principal amount (including any Additional Notes, as defined below) and will mature on August 15, 2007. The notes will bear interest at the rate per annum shown on the front cover of this prospectus from the date of original issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1999, to the Person in whose name the note (or any predecessor note) is registered (a "Holder") at the close of business on the preceding February 1 or August 1, as the case may be. The notes will bear interest on overdue principal and premium (if any) and, to the extent permitted by law, overdue interest at the rate per annum shown on the front cover of this prospectus plus 2%. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

     The principal of (and premium, if any) and interest and Liquidated Damages (as defined herein), if any, on the notes will be payable, and the transfer of notes will be registrable, at the office or agency of Insilco maintained for that purpose in the Borough of Manhattan, The City of New York. In addition, payment of interest and Liquidated Damages, if any, may, at the option of Insilco, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register; provided, however, that all payments of the principal (and premium, if any) and interest on notes the Holders of which have given wire transfer instructions to Insilco or its agent at least 10 Business Days prior to the applicable payment date will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions.

     Subject to the covenants described below, we may issue additional notes of up to an aggregate principal amount of $30 million (the "Additional Notes") under the indenture having the same terms in all respects as the notes (or in all respects except for the payment of interest on the notes

     (1) scheduled and paid prior to the date of issuance of such Additional Notes or

     (2) payable on the first interest payment date following such date of issuance). The notes offered hereby and any such Additional Notes would be treated as a single class for all purposes under the indenture.

OPTIONAL REDEMPTION

     The notes will be subject to redemption, at our option, in whole or in part, at any time on or after August 15, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each Holder of notes to be redeemed at such Holder's address appearing in the Security Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of the principal amount redeemed), plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the twelve-month period beginning on August 15 of each of the years indicated below:

         Year                           Redemption Price
         ----                           ----------------

         2002.............................  106.000%
         2003.............................  104.000%
         2004.............................  102.000%
         2005 and thereafter..............  100.000%


     If less than all the notes are to be redeemed, the particular notes to be redeemed will be selected not more than 60 days prior to the Redemption Date by the Trustee, from the outstanding notes not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $1,000 or any integral multiple thereof) of the principal amount of notes of a denomination larger than $1,000.

MANDATORY REDEMPTION

     Except as described above under "Special Redemption" and below under "Repurchase at the Option of Holders--Asset Dispositions" and "--Change of Control," the notes will not have the benefit of any mandatory redemption or sinking fund obligations of Insilco.

REPURCHASE AT THE OPTION OF HOLDERS

         ASSET DISPOSITIONS

     Insilco may not make, and may not permit any Restricted Subsidiary to make, any Asset Disposition (other than an Asset Disposition permitted under the indenture as described in "Covenants--Mergers, Consolidations and Certain Sales of Assets" below) in one transaction (or series of related transactions) unless:

     (1) Insilco (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such disposition at least equal to the fair market value of the shares or other assets disposed of (as determined in good faith by the Board of Directors and evidenced by their resolution) for any transaction (or series of related transactions) involving in excess of $2 million;

     (2) at least 80% of the consideration received by Insilco (or such Restricted Subsidiary) consists of:

         (u) cash, readily marketable cash equivalents, readily marketable fixed-income securities or equity securities traded on a national securities exchange or NASDAQ (valued, in the case of securities, at the market value thereof when received by Insilco or such Restricted Subsidiary),

         (v) the assumption of Debt or other liabilities reflected on the consolidated balance sheet of Insilco and its Restricted Subsidiaries in accordance with generally accepted accounting principles (excluding Debt or any other liabilities subordinate in right of payment to the notes) and release from all liability on such Debt or other liabilities assumed,

         (w) assets used by, or stock or other ownership interests in, a Person that upon the consummation of such Asset Disposition becomes a Restricted Subsidiary and will be principally engaged in the business of Insilco or any of its Wholly Owned Restricted Subsidiaries substantially as such business was conducted prior to such Asset Disposition (as determined by the Board of Directors in good faith) or

         (x) any combination thereof and

     (3) 100% of the Net Available Proceeds from such Asset Disposition (including from the sale of any marketable cash equivalents, fixed-income or equity securities received therein), less any amounts ("Reinvested Amounts") invested, within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Proceeds, in assets that will be used in the same or a substantially similar or related business of Insilco or any of its Wholly Owned Restricted Subsidiaries as conducted prior to such Asset Disposition (as determined by the Board of Directors in good faith), are applied by Insilco or a Restricted Subsidiary

         (a) first, within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Proceeds, to repayment of Senior Indebtedness of Insilco or Debt of its Restricted Subsidiaries then outstanding under any agreements or instruments which would require such application or which would prohibit payments pursuant to the following clause
(b);

         (b) second, to the extent Net Available Proceeds are not required to be applied to Senior Indebtedness of Insilco or Debt of Restricted Subsidiaries as specified in clause (a), to purchases of outstanding notes pursuant to an Offer to Purchase at a purchase price equal to 100% of their principal amount, plus accrued interest to the date of purchase (subject to the rights of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the purchase date), and, to the extent required by the terms thereof, to purchases (on a pro rata basis with the notes) of any other Debt of Insilco or its Restricted Subsidiaries that is pari passu with the notes at a price no greater than 100% of the principal amount thereof, plus accrued interest to the date of purchase, in each case to the extent such purchases are not prohibited by the terms of any Senior Indebtedness of Insilco or of any Debt of Restricted Subsidiaries then outstanding;

         (c) third, to the extent of any remaining Net Available Proceeds following purchases pursuant to the foregoing clause (b), to the repayment of other Debt of Insilco or Debt of a Restricted Subsidiary, to the extent permitted under the terms thereof and

         (d) fourth, to the extent of any remaining Net Available Proceeds, to any other use as determined by Insilco which is not otherwise prohibited by the indenture.

The foregoing obligations will not continue after a discharge of Insilco or defeasance from its obligations with respect to the notes. See "Defeasance" below.

     Notwithstanding the foregoing, Insilco will not be required to comply with the requirements described in clause (2) or clause (3) of the preceding paragraph for any Asset Disposition that is an Excepted Disposition, and Insilco will not be required to comply with the requirements described in clause (3) of the preceding paragraph except at any time and from time to time that the aggregate amount of Net Available Proceeds, less Reinvested Amounts, required to be applied pursuant to clause (3) (and not theretofore so applied) exceeds $10 million; provided, however, with respect to such clause (3), that if any Restricted Subsidiary in which a Reinvested Amount is invested becomes an Unrestricted Subsidiary thereafter, such change in status, except under certain circumstances, will be deemed an Asset Disposition with Net Available Proceeds of cash in an amount equal to such Reinvested Amount (less any portion of such Reinvested Amount theretofore distributed to Insilco or any Restricted Subsidiary), and such amount of cash will be applied pursuant to clause (3) above (subject to this proviso).

     Any Offer to Purchase required by the provisions described above will be effected by the sending of the written terms and conditions thereof (the "Offer Document"), by first class mail, to Holders of the notes within 30 days after the date which is one year after the later of the date of such Asset Disposition or the receipt of the related Net Available Proceeds. The form of the Offer to Purchase and the requirements that a Holder must satisfy to tender any New Note pursuant to such Offer to Purchase are substantially the same as those described below under "--Change of Control."

     CHANGE OF CONTROL

     Within 30 days following the consummation of a transaction that results in a Change of Control (as defined below), Insilco will commence an Offer to Purchase all outstanding notes, at a purchase price equal to 101% of their aggregate principal amount, plus accrued interest to the date of purchase (subject to the rights of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the date of purchase). Such obligation will not continue after a discharge of Insilco or defeasance from its obligations with respect to the notes. See "Defeasance."

     Insilco will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes resulting from a Change of Control.

     Under the terms of the Credit Facility, a Change of Control could constitute an event of default thereunder and prohibit the redemption of the notes. If an event of default under the Credit Facility has occurred and is continuing, payments owing on the notes could be blocked pursuant to the subordination provisions of the notes. See "--Subordination" below. To repay the notes, it may be necessary for Insilco first to recapitalize or refinance the Credit Facility and some or all of its outstanding indebtedness (if any). There can be no assurance that such recapitalization or refinancing, if required, would be accomplished on favorable terms, in a timely manner or at all.

     Prior to the mailing of an Offer Document, Insilco will in good faith seek to obtain any required consents of holders of Senior Indebtedness or repay the outstanding obligations thereunder. The right of holders to require Insilco to purchase notes pursuant to an Offer to Purchase will be subject to obtaining the requisite consents or making such repayment.

     Within 30 days following a Change of Control, an Offer Document will be sent, by first class mail, to Holders of the notes, accompanied by such information regarding Insilco and its Subsidiaries as Insilco in good faith believes will enable the holders to make an informed decision with respect to the Offer to Purchase, which at a minimum will include

     (1) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the provisions described under "Covenants--Provision of Financial Information" below (which requirements may be satisfied by delivery of such documents together with the Offer to Purchase),

     (2) a description of material developments in Insilco's business subsequent to the date of the latest of such financial statements referred to in clause (1) (including a description of the events requiring Insilco to make the Offer to Purchase),

     (3) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring Insilco to make the Offer to Purchase and

     (4) any other information required by applicable law to be included therein. The Offer Document will contain all instructions and materials necessary to enable holders of the notes to tender notes pursuant to the Offer to Purchase.

     The Offer Document will also state

     (1) that a Change of Control has occurred (or, if the Offer to Purchase is delivered in connection with an Asset Disposition, that an Asset Disposition has occurred) and that Insilco will offer to purchase the holder's notes,

     (2) the Expiration Date of the Offer to Purchase, which will be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer Document,

     (3) the Purchase Date for the purchase of notes which will be within five Business Days after the Expiration Date,

     (4) the aggregate principal amount of notes to be purchased (including, if less than 100%, the manner by which such purchase has been determined pursuant to the indenture) and the purchase price and

     (5) a description of the procedure which a holder must follow to tender all or any portion of the notes.

     To tender any note, a holder must surrender such note at the place or places specified in the Offer Document prior to the close of business on the Expiration Date (such note being duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to Insilco and the Trustee duly executed by, the holder thereof or its attorney duly authorized in writing). A holder will be entitled to withdraw all or any portion of notes tendered if Insilco (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, facsimile transmission or letter setting forth the name of the holder, the principal amount of the note the holder tendered, the certificate number of the note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender. Any portion of a note tendered must be tendered in an integral multiple of $1,000 principal amount.

SUBORDINATION

     The payment of the principal of (and premium, if any) and interest on the notes and all other Obligations in respect of the notes or on account of any Claim (collectively, the "Subordinated Obligations") will, in certain circumstances as set forth in the indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of Insilco. Upon any payment or distribution of assets of Insilco to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings ("Insolvency Proceedings") of Insilco, the holders of Senior Indebtedness of Insilco will be entitled to receive payment in full of the principal of (and premium, if any), interest on and all other Obligations in respect of such Senior Indebtedness, including all amounts due or to become due on all such Senior Indebtedness, or provision will be made for payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Indebtedness, before the Holders of notes are entitled to receive any Securities Payment. "Securities Payment" means any payment or distribution of any kind, whether in cash, property or securities (including any payment or distribution deliverable by reason of the payment of any other Debt subordinated to the notes) on account of the Subordinated Obligations or on account of the purchase, redemption or other acquisition of notes by Insilco or any Subsidiary of Insilco. If notwithstanding the foregoing the Trustee or the Holder of any note receives during the pendency of any Insolvency Proceeding any Securities Payment before all Senior Indebtedness of Insilco is paid in full or payment thereof is provided for in cash or cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Indebtedness, then in such event such Securities Payment will be required to be paid over or delivered forthwith to the holders of Senior Indebtedness for application to the payment of all Senior Indebtedness of Insilco remaining unpaid, to the extent necessary to pay such Senior Indebtedness in full. Notwithstanding the foregoing, Holders of the notes may receive Subordinated Securities.

     Insilco may not make any Securities Payment (other than pursuant to the Special Redemption and except for Subordinated Securities) if there has occurred and is continuing a default in the payment of the principal of (or premium, if any) or interest on or any other payment Obligation owing in respect of any Designated Senior Indebtedness or if there has occurred and is continuing any event of default with respect to any Designated Senior Indebtedness that has resulted in such Designated Senior Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable (a "Senior Payment Default"). In addition, if any default (other than a Senior Payment Default) with respect to any Designated Senior Indebtedness permitting after notice or lapse of time (or both) the holders thereof (or a trustee on behalf thereof) to accelerate the maturity thereof (a "Senior Nonmonetary Default") has occurred and is continuing and Insilco and the Trustee have received written notice thereof from the administrative agent under the Credit Facility or the trustee or other authorized representative of the holders of any Designated Senior Indebtedness (in any case, a "Senior Representative"), then Insilco may not make any Securities Payment (other than pursuant to the Special Redemption and except for Subordinated Securities) for a period (a "Blockage Period") commencing on the date Insilco and the Trustee receive such written notice and ending on the earliest of

     (1) 179 days after such date;

     (2) the date, if any, on which the Designated Senior Indebtedness to which such default relates is paid in full or such default is waived or otherwise cured; and

     (3) the date on which Insilco and the Trustee receive written notice from such Senior Representative terminating the Blockage Period.

     If notwithstanding the foregoing the Trustee or the Holder of any note receives during the pendency of any Blockage Period any Securities Payment before such Designated Senior Indebtedness is paid in full or payment thereof is provided for in cash or cash equivalents or otherwise in a manner satisfactory to the holders of such Designated Senior Indebtedness, then in such event such Securities Payment will be required to be paid over or delivered forthwith to the holders of such Designated Senior Indebtedness for application to the payment thereof, to the extent necessary to pay such Designated Senior Indebtedness in full. Notwithstanding the foregoing, Holders of the notes may receive Subordinated Securities.

     During any 360-day period, the aggregate of all Blockage Periods shall not exceed 179 days and there shall be a period of at least 181 consecutive days in each consecutive 360-day period when no Blockage Period is in effect. When no Blockage Period is in effect, Insilco may make all required payments (including any such payments not made during any Blockage Period) in respect of the notes not prohibited by the terms of these subordination provisions. No Senior Nonmonetary Default that existed or was continuing on the date of commencement of any Blockage Period will be, or can be, made the basis for the commencement of a subsequent Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days.

     By reason of the subordination of the notes described above, in the event of insolvency, creditors of Insilco that are not holders of Senior Indebtedness of Insilco or of the notes may recover less, ratably, than holders of such Senior Indebtedness and may recover more, ratably, than the Holders of the notes, and Insilco may be unable to fully satisfy its obligations in connection with the notes.

     The subordination provisions described above will cease to be applicable to the notes upon any defeasance or covenant defeasance of the notes as described below under "Defeasance."

NOTE GUARANTEES

     Insilco's wholly-owned Domestic Restricted Subsidiaries jointly and severally guarantee the notes. The indenture provides that if any future wholly-owned Domestic Restricted Subsidiary guarantees any Indebtedness under the Credit Facility, then such Domestic Restricted Subsidiary shall become a guarantor under the indenture and execute a Supplemental Indenture and deliver an Opinion of Counsel, in accordance with the terms of the indenture. The guarantee of each guarantor is subordinated to the prior payment in full in cash or cash equivalents of all existing and future Senior Indebtedness of such guarantor (including such guarantor's guarantee of the Credit Facility) to the same extent that the notes are subordinated to Senior Indebtedness of Insilco. The obligations of each guarantor under its guarantee are limited so as not to constitute a fraudulent conveyance under applicable law.

     The indenture provides that, in the event of a sale or other disposition of all or substantially all of the assets of any guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all or substantially all of the capital stock of any guarantor held by Insilco or any Restricted Subsidiary, such guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all or substantially all of the capital stock of such guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such guarantor) will be released and relieved of any obligations under its guarantee.

CERTAIN COVENANTS

     LIMITATION ON CONSOLIDATED DEBT

     Insilco may not, and may not permit any Restricted Subsidiary to, Incur any Debt unless, immediately after giving pro forma effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated EBITDA Coverage Ratio of Insilco and its Restricted Subsidiaries for the four full fiscal quarters next preceding the Incurrence of such Debt for which financial information is available, calculated on a pro forma basis as if such Debt had been Incurred and the proceeds thereof had been received and so applied at the beginning of the four fiscal quarters, would be greater than (x) 1.9 to 1 for Debt Incurred on or prior to November 9, 1999 and (y) 2.0 to 1 for Debt Incurred thereafter.

     Notwithstanding the foregoing limitation, the following Debt may be
Incurred:

     (1) Debt Incurred by Insilco or any Restricted Subsidiary under the Credit Facility in an aggregate principal amount at any time outstanding not to exceed $200 million, less (A) $20 million at each of the third, fourth and fifth anniversaries of the Credit Facility's effective date, plus (B) increased revolving credit commitments thereunder in an aggregate amount not exceeding in the aggregate the amount of Debt that is permitted to be Incurred, but has not been Incurred, under clauses (4) and (8) of this paragraph, and plus (C) the amount of Debt Incurred under the Credit Facility on a term loan basis that is Incurred pursuant to the immediately preceding paragraph, and, with respect to all of the foregoing, any renewal, extension, refinancing or refunding (a "refinancing") of such Debt in an amount that does not exceed the sum of the amount of the revolving credit commitments and the amount of the outstanding term Debt under the Credit Facility immediately prior to such renewal, extension, refinancing or refunding; provided that no Debt Incurred on a term loan basis may be refinanced on a revolving credit basis;

     (2) the original issuance by Insilco of the Debt evidenced by the notes and the issuance by Insilco's subsidiaries of the guarantees;

     (3) Debt (other than Debt described in another clause of this paragraph) of Insilco outstanding on the date of the indenture after giving effect to the application of the proceeds of the notes;

     (4) Debt in respect of Capital Lease Obligations, mortgage financings or other purchase money obligations, in an aggregate principal amount at any time outstanding not to exceed $15 million (including Debt refinanced pursuant to clause (7) of this paragraph and without duplication at such time of any portion of any revolving credit commitment then in effect that represents an increase made under the immediately preceding clause (1)(B) in reliance on this clause
(4)), Incurred by Insilco or any Restricted Subsidiary for the purpose of financing all or any part of the acquisition or improvement of any property used in the business of Insilco or such Restricted Subsidiary;

      (5) Debt owed by Insilco to any Wholly Owned Restricted subsidiary or Debt owed by any Restricted Subsidiary to Insilco or a Wholly Owned Restricted Subsidiary; provided, however, that

         (a) any such Debt (not pledged as security for any Senior Indebtedness) owing by Insilco to a Wholly Owned Restricted Subsidiary shall be Subordinated Indebtedness evidenced by an intercompany promissory note and

         (b) upon either

              (1) the transfer or other disposition (excluding any pledge thereof as security for any Senior Indebtedness) by such Wholly Owned Restricted Subsidiary or Insilco of any Debt so permitted to a Person other than Insilco or another Wholly Owned Restricted Subsidiary or

              (2) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition (including by consolidation or merger) of shares of Capital Stock (other than any pledge thereof as security for any Senior Indebtedness) of such Wholly Owned Restricted Subsidiary to a Person other than Insilco or another such

Wholly Owned Restricted Subsidiary, the provisions of this clause (5) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such issuance, sale, lease, transfer or other disposition, as the case may be;

     (6) Debt Incurred by Insilco or any Restricted Subsidiary consisting of Permitted Interest Rate, Currency or Commodity Price Agreements;

     (7) Debt which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of, outstanding Debt Incurred pursuant to the preceding paragraph or clauses (2), (3) or (4) of this paragraph (each of the foregoing, a "refinancing") in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by Insilco as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase and plus the expenses of Insilco or the Restricted Subsidiary, as the case may be, Incurred in connection with such refinancing; provided, however, that

         (a) Debt the proceeds of which are used to refinance the notes or Debt that is pari passu with or subordinate in right of payment to the notes shall only be permitted if

              (1) in the case of any refinancing of the notes or Debt that is pari passu with the notes, the refinancing Debt is Incurred by Insilco and made pari passu with the notes or subordinated in right of payment to the notes, and

              (2) in the case of any refinancing of Debt that is subordinate in right of payment to the notes, the refinancing Debt is Incurred by Insilco and constitutes Subordinated Indebtedness;

         (b) the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued,

              (1) does not provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof (including any redemption, defeasance, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon any event of default thereunder), in each case prior to the final stated maturity of the Debt being refinanced and

              (2) except as provided for by the terms of the Debt being refinanced, does not permit redemption or other retirement (including pursuant to an offer to purchase) of such Debt at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase) which is conditioned upon provisions substantially similar to those described above under "Repurchase at the Option of Holders--Asset Dispositions" and "--Change of Control";

         (c) in the case of any refinancing of Debt Incurred by Insilco, the refinancing Debt may be Incurred only by Insilco and, in the case of any refinancing of Debt Incurred by a Restricted Subsidiary, the refinancing Debt may be Incurred only by Insilco or such Restricted Subsidiary; provided, further, that Debt Incurred pursuant to this clause (7) may not be Incurred more than 90 days prior to the application of the proceeds to repay the Debt to be refinanced; and

     (8) Debt not otherwise permitted to be Incurred by Insilco or any Restricted Subsidiary pursuant to clauses (1) through (7) above, which, together with any other outstanding Debt Incurred pursuant to this clause (8), has an aggregate principal amount at any time outstanding not in excess of $15 million (without duplication at such time of any portion of any revolving credit commitment then in effect that represents an increase made under the immediately preceding clause (1)(B) in reliance on this clause (8)).

LIMITATION ON DEBT AND PREFERRED STOCK OF SUBSIDIARIES

     Insilco may not cause, and may not permit, any Restricted Subsidiary to Incur any Debt or issue any Preferred Stock except:

     (1) Debt Incurred by any Restricted Subsidiary that is expressly permitted in the preceding paragraph;

     (2) Debt or Preferred Stock outstanding on the date of the indenture after giving effect to the application of the proceeds of the notes;

     (3) Debt or Preferred Stock issued to and held by Insilco or a Wholly Owned Restricted Subsidiary (provided that such Debt or Preferred Stock is at all times held by Insilco or a Wholly Owned Restricted Subsidiary);

     (4) Debt or Preferred Stock Incurred or issued by a Person prior to the time

         (A) such Person became a Restricted Subsidiary,

         (B) such Person merges into or consolidates with a Restricted Subsidiary or

         (C) another Restricted Subsidiary merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary), which Debt or Preferred Stock was not Incurred or issued in anticipation of such transaction and was outstanding prior to such transaction; or

     (5) any guarantee incurred by any guarantor; provided, in the case of this clause (5), that if the obligation guaranteed is

         (x) subordinated to the notes, then such guarantee shall be subordinated to the guarantee under the indenture to substantially the same extent or

         (y) pari passu with the notes, then such guarantee shall be pari passu with the guarantee under the indenture to substantially the same extent.

     LIMITATION ON LAYERED DEBT

     Insilco may not Incur any Debt which by its terms is both

     (1) subordinated in right of payment to any Senior Indebtedness and

     (2) senior in right of payment to the notes.

     LIMITATION ON ISSUANCE OF GUARANTEES OF SUBORDINATED INDEBTEDNESS

     Insilco may not permit any Restricted Subsidiary, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Debt of Insilco that by its terms is pari passu with or junior in right of payment to the notes unless such Restricted Subsidiary has issued a guarantee under the indenture.

     LIMITATION ON RESTRICTED PAYMENTS

     Insilco may not, and may not permit any Restricted Subsidiary to, directly or indirectly,

     (1) declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities) in respect of the Capital Stock of Insilco or any Restricted Subsidiary or to the holders thereof in their capacity as such (excluding

         (u) dividends or distributions to the extent payable in shares of the Capital Stock of Insilco (other than Redeemable Interests) or in options, warrants or other rights to acquire the Capital Stock of Insilco (other than Redeemable Interests),

         (v) dividends or distributions by a Restricted Subsidiary to Insilco or another Restricted Subsidiary and

         (w) the payment of pro rata dividends by a Restricted Subsidiary to holders of both minority and majority interests in such Restricted Subsidiary),

     (2) other than pursuant to the Special Redemption, purchase, redeem or otherwise acquire or retire for value

         (a) any Capital Stock of Insilco or any Capital Stock of or other ownership interests in any Subsidiary or any Affiliate or Related Person of Insilco or

         (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of Insilco or any Capital Stock of or other ownership interests in any Subsidiary or any Affiliate or Related Person of Insilco (excluding, in each case of (a) and (b), the purchase, redemption, acquisition or retirement by any Restricted Subsidiary of any of its Capital Stock, other ownership interests or options, warrants or rights to purchase such Capital Stock or other ownership interests

              (x) owned by Insilco or any Restricted Subsidiary,

              (y) owned by any other Person if effected on a pro rata basis with respect to holders of both minority and majority interests in such Restricted Subsidiary or

              (z) owned by any officer, director or employee of Insilco, but solely for the purpose of enabling such Person (or Insilco on his or her behalf) to satisfy tax obligations in respect of his or her exercise of options, warrants or rights to purchase Capital Stock of Insilco),

     (3) make any Investment that is not a Permitted Investment or

     (4) redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Debt of Insilco that is subordinate in right of payment to the notes (each of the transactions described in clauses (1) through (4) being a "Restricted Payment"), if:

         (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing;

         (2) Insilco would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four full fiscal quarter period for which annual or quarterly financial statements are publicly available immediately preceding the date of such Restricted Payment, not have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test described in the first paragraph under "--Limitation on Consolidated Debt" above; or

         (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph) from the date of the indenture (the amount so expended, if other than in cash, determined in good faith by the Board of Directors) exceeds the sum, without duplication, of:

              (a) 50% of the aggregate Consolidated Net Income (or, in case Consolidated Net Income shall be negative, less 100% of such deficit) for the period (taken as one accounting period) from June 30, 1997 through the end of Insilco's most recently ended fiscal quarter for which annual or quarterly financial statements are publicly available at the time of such Restricted Payment;

              (b) 100% of the aggregate net cash proceeds from the issuance and sale (other than to a Restricted Subsidiary) of Capital Stock (other than Redeemable Interests) of Insilco and options, warrants or other rights to acquire Capital Stock (other than Redeemable Interests and Debt convertible into Capital Stock) of Insilco and the principal amount of Debt and Redeemable Interests of Insilco that has been converted into or exchanged for Capital Stock (other than Redeemable Interests) of Insilco after June 30, 1997, provided that any such net proceeds received by Insilco from an employee stock ownership plan financed by loans from Insilco or a Subsidiary of Insilco shall be included only to the extent such loans have been repaid with

              (c) the amount by which the total consideration paid by Insilco in the Tender Offer was less than $110 million; and

              (d) $5 million.

     The foregoing covenant will not be violated by reason of:

     (1) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing covenant;

     (2) any payment made by Insilco in connection with the consummation of the Transactions;

     (3) any refinancing or refunding of Debt permitted pursuant to clause (1) or (7) of the second paragraph under "Limitation on Consolidated Debt" above; and

     (4) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Insilco or any options, warrants or rights to purchase or acquire shares of Capital Stock of Insilco in exchange for, or out of the net cash proceeds of, the substantially concurrent issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Redeemable Interests) of Insilco; provided that the amount of any such net cash proceeds that are utilized for any such purchase, redemption or other acquisition or retirement for value shall be excluded from clause (3)(b) in the foregoing paragraph.

     Upon the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, an amount equal to the greater of the book value and the fair market value of all assets of such Restricted Subsidiary at the end of Insilco's most recently ended fiscal quarter for which annual or quarterly financial statements are publicly available prior to such designation will be deemed to be a Restricted Payment at the time of such designation for purposes of calculating the aggregate amount of Restricted Payments (including the Restricted Payment resulting from such designation) permitted under provisions described in the second preceding paragraph.

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     Insilco may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary

     (1) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock or other ownership interests or pay any Debt or other obligation owed to Insilco or any other Restricted Subsidiary;

     (2) to make loans or advances to Insilco or any other Restricted Subsidiary; or

     (3) to sell, lease or transfer any of its property or assets to Insilco or any Restricted Subsidiary. Notwithstanding the foregoing, Insilco may, and may permit any Restricted Subsidiary to, suffer to exist any such encumbrance or restriction:

         (a) pursuant to any agreement in effect on the date of the indenture (including the Credit Facility, the indenture and the notes);

         (b) pursuant to an agreement relating to any Debt Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by Insilco and outstanding on such date and not Incurred in anticipation of becoming a Restricted Subsidiary;

         (c) pursuant to mortgages and other purchase money obligations in connection with property acquired or improved in the ordinary course of business or liens in connection therewith permitted to be Incurred under the indenture as described in "-- Limitation on Liens" below that impose restrictions of the nature described in clause (3) above on the property so acquired or improved;

         (d) pursuant to an agreement effecting a renewal, refunding, refinancing or extension of Debt Incurred pursuant to an agreement referred to in clause (a), (b) or (c) above, provided, however, that the provisions contained in such renewal, refunding, refinancing or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof (as determined in good faith by the Board of Directors);

         (e) pursuant to customary non-assignment provisions entered into in the ordinary course of business consistent with past practices in leases, licenses or contracts to the extent such provisions restrict the transfer, subletting or other disposition of any such lease, license or contract;

         (f) pursuant to an agreement which has been entered into for the sale or other disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that consummation of such transaction would not result in an Event of Default or an event that, with the passing of time or the giving of notice or both, would constitute an Event of Default, that such restriction terminates if such transaction is closed or abandoned and that the closing or abandonment of such transaction occurs within one year of the date such agreement was entered into; or

         (g) arising under any applicable law, rule, regulation or order.

     LIMITATION ON LIENS

     Insilco may not, and may not permit any Restricted Subsidiary to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Debt of Insilco that is expressly by its terms subordinate or junior in right of payment to any other Debt of Insilco (other than related to any secured deposit of funds for the repayment of the 10(1)/(4)% notes; provided that the excess of such secured deposit over the principal amount of the 10(1)/(4)% notes to be repaid shall be deemed to be a Restricted Payment) without making, or causing such Restricted Subsidiary to make, effective provision for securing the notes.

     (1) equally and ratably with such Debt as to such property or assets for so long as such Debt will be so secured or

     (2) in the event such Debt is subordinate in right of payment to the notes, prior to such Debt as to such property or assets for so long as such Debt will be secured.

     LIMITATION ON OWNERSHIP OF CAPITAL STOCK OF SUBSIDIARIES

     Insilco may not, and may not permit any Restricted Subsidiary to, issue, transfer, convey, lease or otherwise dispose of any shares of Capital Stock (other than directors' qualifying shares and shares pledged as security for any Senior Indebtedness) of a Restricted Subsidiary or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock of a Restricted Subsidiary to any Person other than Insilco or a Wholly Owned Restricted Subsidiary except in a transaction consisting of a sale (including a public offering) of all or part of the Capital Stock of such Restricted Subsidiary owned by Insilco and any Restricted Subsidiary and that complies with the provisions described under "Repurchase at the Option of Holders--Asset Dispositions" above to the extent such provisions apply; provided that after any sale of less than all of the Capital Stock of any Restricted Subsidiary, Insilco directly or indirectly maintains voting power to elect a majority of the board of directors of such Restricted Subsidiary.

     TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS

     Insilco may not, and may not permit any Restricted Subsidiary to, after the date of the indenture, enter into any transaction (or series of related transactions) with an Affiliate or Related Person of Insilco (other than Insilco or any Restricted Subsidiary), including any Investment, either directly or indirectly, that involves total consideration or asset transfers in excess of $1,000,000

     (1) unless such transaction is on terms no less favorable to Insilco or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person and is in the best interests of Insilco or such Restricted Subsidiary and

     (2) except for the Transactions. For any transaction that involves in excess of $1,000,000 but less than or equal to $5,000,000, the Chief Executive Officer of Insilco shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a certificate filed with the Trustee. For any transaction that involves in excess of $5,000,000, a majority of the disinterested members of the Board of Directors shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution filed with the Trustee. For any transaction that involves in excess of $10,000,000, Insilco shall also obtain an opinion from a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction (or series of related transactions) for which the opinion is required stating that such transaction (or series of related transactions) is on terms no less favorable to Insilco or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person of Insilco, which opinion shall be filed with the Trustee; provided, however, that the foregoing restrictions will not apply to:

         (a) reasonable employment, compensation, bonus or benefit arrangements entered into in the ordinary course of business (including the granting of stock acquisition rights and other incentives other than Redeemable Interests); the payment of reasonable fees, expense reimbursements and customary indemnification, advances and other similar arrangements with respect to officers and directors; and reasonable loans and advances to employees in the ordinary course of business;

         (b) required payments with respect to any Debt permitted by the indenture as described in "Covenants--Limitation on Consolidated Debt" above;

         (c) transactions permitted by the indenture as described in "Covenants--Limitation on Restricted Payments" above;

         (d) any payments or other transactions pursuant to any tax sharing agreement with any Person with which Insilco or such Restricted Subsidiary is required or permitted to file a consolidated tax return or with which Insilco or such Restricted Subsidiary is or could be part of a consolidated group for tax purposes; and

         (e) any transaction with the Principals, their Related Parties or any of their Affiliates to the extent that such transaction is or was approved by a majority of the disinterested members of the Board of Directors in good faith.

     PROVISION OF FINANCIAL INFORMATION

     Whether or not Insilco is required to be subject to Section 13(a) or15(d) of the Exchange Act, or any successor provision thereto, Insilco shall file with the Commission the annual reports, quarterly reports and other documents that Insilco would have been required to file with the Commission pursuant to such
Section 13(a) or 15(d) or any successor provision thereto if Insilco were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which Insilco would have been required so to file such documents if Insilco were so required. Insilco shall also in any event within 15 days after each Required Filing Date

     (1) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and

     (2) file with the Trustee,

copies of the annual reports, quarterly reports and other documents that Insilco files with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto or would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if Insilco were so required. If filing such documents by Insilco with the Commission is not permitted under the Exchange Act, Insilco will upon written request promptly provide copies of such documents to any prospective holder of the notes.

     UNRESTRICTED SUBSIDIARIES

     Insilco at any time may designate any Person that is a Subsidiary, or after the date of the indenture becomes a Subsidiary, of Insilco as an "Unrestricted Subsidiary," whereupon (and until such Person ceases to be an Unrestricted Subsidiary) such Person and each other Person that is then or thereafter becomes a Subsidiary of such Person will be deemed to be an Unrestricted Subsidiary. In addition, Insilco may at any time terminate the status of any Unrestricted Subsidiary as an Unrestricted Subsidiary, whereupon such Subsidiary and each other Subsidiary of Insilco (if any) of which such Subsidiary is a Subsidiary will be a Restricted Subsidiary.

     Notwithstanding the foregoing, no change in the status of a Subsidiary of Insilco from a Restricted Subsidiary to an Unrestricted Subsidiary or from an Unrestricted Subsidiary to a Restricted Subsidiary will be effective, and no Person may otherwise become a Restricted Subsidiary, if:

     (1) the Consolidated EBITDA Coverage Ratio of Insilco and its Restricted Subsidiaries for the four full fiscal quarters of Insilco next preceding the effective date of such purported change or other event, calculated on a pro forma basis as if such change or other event had been effective at the beginning of such period, would not exceed

         (a) on or prior to November 9, 1999, 1.9 to 1.0 and

         (b) thereafter, 2.0 to 1.0;

     (2) in the case of any change in status of a Restricted Subsidiary to an Unrestricted Subsidiary, the Restricted Payment resulting from such change would violate the provisions of the indenture described under clause (3) of the first paragraph under "Covenants--Limitation on Restricted Payments" above; or

     (3) such change or other event would otherwise result (after the giving of notice or the lapse of time, or both) in an Event of Default.

     In addition and notwithstanding the foregoing, no Restricted Subsidiary may become an Unrestricted Subsidiary, and the status of any Unrestricted Subsidiary as an Unrestricted Subsidiary will be deemed to have been immediately terminated (whereupon such Subsidiary and each other Subsidiary of Insilco (if any) of which such Subsidiary is a Subsidiary will be a Restricted Subsidiary) at any time when:

     (1) such Subsidiary

         (A) has outstanding Debt that is Unpermitted Debt or

         (B) owns or holds any Capital Stock of or other ownership interests in, or a Lien on any property or other assets of, Insilco or any of its Restricted Subsidiaries; or

     (2) Insilco or any other Restricted Subsidiary

         (A) provides credit support for, or a guarantee of, any Debt of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or

         (B) is directly or indirectly liable for any Debt of such Subsidiary.

     Any termination of the status of an Unrestricted Subsidiary as an Unrestricted Subsidiary pursuant to the preceding sentence will be deemed to result in a breach of this covenant in any circumstance in which Insilco would not be permitted to change the status of such Unrestricted Subsidiary to the status of a Restricted Subsidiary pursuant to the provision of the indenture described under the preceding paragraph; provided, however, that

     (a) so long as the aggregate principal amount outstanding of Unpermitted Debt does not exceed $5 million, no such breach will be deemed to have occurred with respect to any Unpermitted Debt until 15 days after Insilco has become aware of such Unpermitted Debt and such Unpermitted Debt remains outstanding or Unpermitted Debt, and

     (b) any change of status of an Unrestricted Subsidiary to a Restricted Subsidiary as aforesaid followed within one year by a change of status of such Restricted Subsidiary to an Unrestricted Subsidiary will not be deemed an Asset Disposition or cause any Reinvested Amount invested therein to be deemed Net Available Proceeds or the book value or fair market value of the assets thereof to be deemed a Restricted Payment. "Unpermitted Debt" means any Debt of a Subsidiary of Insilco if

         (x) a default thereunder (or under any instrument or agreement pursuant to or by which such Debt is issued, secured or evidenced), or any right that the holders thereof may have to take enforcement action against such Subsidiary or its property or other assets, would permit (whether or not after the giving of notice or the lapse time or both) the holders of any Debt of Insilco or any other Restricted Subsidiary to declare the same due and payable prior to the date on which it otherwise would have become due and payable or otherwise to take any enforcement action against Insilco or such other Restricted Subsidiary or

         (y) such Debt is secured by a Lien on any property or other assets of Insilco and any of its other Restricted Subsidiaries.

     Each Person that is or becomes a Subsidiary of Insilco will be deemed to be a Restricted Subsidiary at all times when it is a Subsidiary of Insilco that is not an Unrestricted Subsidiary. Each Person that is or becomes a Wholly Owned Subsidiary of Insilco shall be deemed to be a Wholly Owned Restricted Subsidiary at all times when it is a Wholly Owned Subsidiary of Insilco that is not an Unrestricted Subsidiary.

     MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     Insilco

     (1) may not, and may not permit any Restricted Subsidiary to, consolidate with or merge into any Person, provided that this clause (1) will not prohibit any such consolidation or merger by a Restricted Subsidiary if

         (x) such Restricted Subsidiary ceases to be a Restricted Subsidiary in such consolidation or merger or

         (y) such consolidation or merger is with or into Insilco or another Restricted Subsidiary;

     (2) may not permit any Person other than a Restricted Subsidiary to consolidate with or merge into Insilco or any Restricted Subsidiary, provided that this clause (2) will not prohibit any such consolidation or merger with or into a Restricted Subsidiary if such Restricted Subsidiary ceases to be a Restricted Subsidiary in such consolidation or merger; and

     (3) may not, directly or indirectly (in one transaction or a series of related transactions), transfer, convey, sell, lease or otherwise dispose of all or substantially all of the properties and assets of Insilco and its Subsidiaries on a consolidated basis unless, in each case (1), (2) and (3) above:

         (1) immediately before and after giving effect to such transaction (or series of related transactions) and treating any Debt Incurred by Insilco or a Subsidiary of Insilco as a result thereof as having been Incurred by Insilco or such Subsidiary at the time of such transaction (or series of related transactions), no Event of Default, or event that with the passing of time or the giving of notice, or both, will constitute an Event of Default, shall have occurred and be continuing;

         (2) in a transaction (or series of related transactions) in which Insilco does not survive or in which Insilco transfers, conveys, sells, leases or otherwise disposes of all or substantially all of its properties and assets, the successor entity is a corporation, partnership, limited liability company or trust and is organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes, by a Supplemental Indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all Insilco's obligations under the indenture;

         (3) Insilco or its successor entity would, at the time of such transaction (or series of related transactions) and after giving pro forma effect thereto as if such transaction (or series of related transactions) had occurred at the beginning of the most recently ended four full fiscal quarter period for which annual or quarterly financial statements are publicly available immediately preceding the date of such transaction (or series of related transactions), have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test described in the first paragraph under "Covenants--Limitation on Consolidated Debt" above;

         (4) if, as a result of any such transaction, property or assets of Insilco would become subject to a Lien prohibited by the covenant described above under "Covenants--Limitation on Liens," Insilco or its successor entity will have secured the notes as required by such covenant; and

         (5) Insilco has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel as specified in the indenture.

EVENTS OF DEFAULT

     The following constitute Events of Default under the indenture:

     (1) failure to pay any interest on any note when due, continuing for 30 days;

     (2) failure to pay principal of (or premium, if any, on) any note when due;

     (3) failure to perform or comply with the provisions described under "Covenants--Mergers, Consolidations and Certain Sales of Assets" or the provisions described under "Repurchase at the Option of Holders--Asset Dispositions" and "--Change of Control";

     (4) failure to perform any other covenant or warranty of Insilco in the indenture or the notes, continuing for 60 days after written notice to Insilco and the Trustee from Holders of at least 25% in principal amount of the outstanding notes as provided in the indenture;

     (5) a default or defaults under any bonds, debentures, notes or other evidences of, or obligations constituting, Debt by Insilco or any Restricted Subsidiary or under any mortgages, indentures, instruments or agreements under which there may be issued or existing or by which there may be secured or evidenced any Debt of Insilco or any Restricted Subsidiary, in each case with a principal or similar amount then outstanding, individually or in the aggregate, in excess of $15 million, whether such Debt now exists or is hereafter created, which default or defaults constitute a failure to pay any portion of the principal or similar amount of such Debt when due and payable after the expiration of any applicable grace period with respect thereto or will have resulted in such Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable;

     (6) the rendering of a final judgment or judgments (not subject to appeal) against Insilco or any of its Restricted Subsidiaries in an aggregate amount in excess of $15 million (in excess of applicable insurance coverage) which remains unstayed, undischarged or unbonded for a period of 60 days thereafter; and

     (7) certain events of bankruptcy, insolvency or reorganization affecting Insilco or any Restricted Subsidiary of Insilco.

     Subject to the provisions of the indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and certain other conditions provided in the indenture, the Holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default (other than an Event of Default of the type described in clause (7) above) occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all notes. If an Event of Default of the type described in clause (7) above occurs, the principal amount of and any accrued interest on the notes then outstanding will become immediately due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal amount have been cured or waived as provided in the indenture. For information as to waiver of defaults, see "Modification and Waiver" below.

     No Holder of any note has any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note.

     In the case any Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Insilco with the intention of avoiding payment of the premium that Insilco would have had to pay if Insilco then had elected to redeem the notes pursuant to the provisions described above under "Repurchase at the Option of Holders," an equivalent premium will become and be immediately due and payable upon the acceleration of the notes.

     Insilco is required to furnish to the Trustee annually a statement as to the performance by Insilco of certain of its obligations under the indenture and as to any default in such performance. Insilco will be required to deliver to the Trustee, as soon as possible and in any event within 30 days after Insilco becomes aware of the occurrence of an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers' Certificate setting forth the details of such Event of Default or default, and the action which Insilco proposes to take with respect thereto.

DEFEASANCE

     The indenture provides that, at the option of Insilco, (a) if applicable, Insilco and the guarantors will be discharged from any and all obligations in respect of the outstanding notes and guarantees or (b) if applicable, Insilco may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the indenture and the notes, in either case (a) or (b) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding notes. With respect to clause (b), the obligations under the indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above shall remain in full force and effect.

     Such trust may only be established if, among other things

     (1) with respect to clause (a), Insilco has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that Holders of the notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (b), Insilco has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

     (2) no Event of Default or event that with the passing of time of the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing;

     (3) Insilco has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

     (4) certain other customary conditions precedent are satisfied.

     In the event Insilco omits to comply with its remaining obligations under the indenture and the notes after a defeasance of the indenture with respect to the notes as described under clause (b) above and the notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, Insilco will remain liable in respect of such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the indenture may be made by Insilco and the Trustee with the consent of the Holders of two-thirds in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding note affected thereby,

     (1) change the Stated Maturity of the principal of, or any installment of interest on, any note,

     (2) reduce the principal amount of, (or the premium) or interest on, any note,

     (3) change the place or currency of payment of principal of (or premium), or interest on, any note,

     (4) impair the right to institute suit for the enforcement of any payment on or with respect to any note,

     (5) reduce the above-stated percentage of outstanding notes necessary to modify or amend the indenture,

     (6) reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults,

     (7) modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified,

     (8) modify any of the provisions of the indenture relating to the subordination of the notes in a manner adverse to the Holders or

     (9) modify the provisions described under "Repurchase at the Option of Holders--Asset Dispositions" and under "--Change of Control" in a manner adverse to the Holders in any material respect.

     The Holders of two-thirds in aggregate principal amount of the outstanding notes, on behalf of all Holders of notes, may waive compliance by Insilco with certain restrictive provisions of the indenture. The Holders of two-thirds in aggregate principal amount of the outstanding notes, on behalf of all Holders of notes, may waive any past default under the indenture, except a default in the payment of principal, premium or interest.

     No amendment, waiver or modification of any subordination provision adverse to the holders of Senior Indebtedness will be effective against any holder of Senior Indebtedness unless expressly consented to in writing by or on behalf of such holder (or by any specified percentage of holders of a class of Senior Indebtedness required to consent thereto) pursuant to the terms of the agreement or instrument creating, evidencing or governing such Senior Indebtedness.

NOTICES

     Notices to Holders will be given by mail to the addresses of such Holders as they may appear in the Security Register.

GOVERNING LAW

     The indenture, the notes and the guarantees are governed by, and construed in accordance with, the laws of the State of New York, without regard to its conflict of law principles.

THE TRUSTEE

     The indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The indenture and provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Insilco, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with Insilco or any Affiliate, provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the TIA), it must eliminate such conflict or resign. Star Bank, N.A., the Trustee under the indenture, is the trustee under the Holdings Indenture, may become a lender under the Credit Facility and may engage in other transactions with Insilco or its subsidiaries in connection with which Star Bank, N.A. may be or become a creditor of Insilco.

BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the New Notes will be issued in fully registered form, without coupons. Except as described below, the New Notes will be deposited with, or on behalf of, the Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee, in the form of a global note (the "Global Registered Note").

     The Global Registered Note. Insilco expects that pursuant to procedures established by DTC (a) upon deposit of the Global Registered Note, DTC or its custodian will credit on its internal system interests in the Global Registered Notes to the accounts of persons who have accounts with DTC ("Participants") and
(b) ownership of the Global Registered Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Registered Note will be limited to Participants or persons who hold interests through Participants.

     So long as DTC or its nominee is the registered owner or holder of the New Notes, DTC or such nominee will be considered the sole owner or holder of the New Notes represented by the Global Registered Note for all purposes under the indenture. No beneficial owner of an interest in the Global Registered Note will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the New Notes.

     Payments of the principal of or premium and interest on the Global Registered Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Insilco, the Trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Registered Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     We expect that DTC or its nominee, upon receipt of any payment of the principal of or premium and interest on the Global Registered Note, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Registered Note as shown on the records of DTC or its nominee. We also expect that payments by Participants to owners of beneficial interests in the Global Registered Note held through such Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

     Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a Certificated exchange note for any reason, including to sell New Notes to persons in states which require physical delivery of the New Notes or to pledge such securities, such holder must transfer its interest in the Global Registered Note in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

     DTC has advised us that DTC will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more Participants to whose account at DTC interests in the Global Registered Note are credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the Global Registered Note for Certificated New Notes, which it will distribute to its Participants.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the Global Registered Notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Holdings nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Notes. Interests in the Global Registered Notes will be exchangeable or transferable, as the case may be, for certificate notes if

     (1) DTC notifies us that it is unwilling or unable to continue as depositary for such Global Registered Notes, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depositary is not appointed by Holdings within 90 days, or

     (2) an Event of Default has occurred and is continuing with respect to such New Notes. Upon the occurrence of any of the events described in the preceding sentence, Insilco will cause the appropriate certificated notes to be delivered.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

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

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" means, with respect to Insilco or any Restricted Subsidiary, any transfer, conveyance, sale, lease or other disposition by Insilco or such Restricted Subsidiary (including a consolidation or merger or other sale of such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary) of

     (1) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of any Restricted Subsidiary,

     (2) substantially all of the assets of Insilco or such Restricted Subsidiary representing a division or line of business or

     (3) other assets or rights of Insilco or any Restricted Subsidiary outside of the ordinary course of business, but excluding, in each case of clauses (1),
(2) and (3),

         (a) any disposition in the ordinary course of business of obsolete equipment or other property used in the business of Insilco or any Restricted Subsidiary that is no longer used or useful in such business,

         (b) any disposition by Insilco or any Restricted Subsidiary to Insilco or any Wholly Owned Restricted Subsidiary,

         (c) required payments with respect to any Debt permitted by the indenture as described in "Covenants--Limitation on Consolidated Debt" above,

         (d) any disposition that is permitted under the indenture as described in "Covenants--Limitation on Restricted Payments" above, and

         (e) the disposition of all or substantially all of the assets of Insilco permitted under the indenture as described in "Covenants--Mergers, Consolidations and Certain Sales of Assets" above.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person that is required to be classified and accounted for as a capital lease or a liability on the face of balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

     "Change of Control" will be deemed to have occurred in the event that, after the date of the indenture, the following occurs:

     (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Insilco and its Subsidiaries, taken as a whole, to any "person" or "group" (as such terms are used in Section 13(d) of the Exchange Act), other than the Principals and their Related Parties;

     (2) the adoption of a plan for the liquidation or dissolution of Insilco;

     (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" or "group" (as such terms are used in Section 13(d) of the Exchange Act), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of 50% or more of the voting power of the outstanding voting stock of Insilco; or

     (4) the first day on which a majority of the members of the Board of Directors of Insilco are not Continuing Directors.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Insilco and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Insilco to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Insilco and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     "Claim" means any and all rights to payment under or in respect of any of the notes or the indenture, all rights, remedies, demands, causes of action and claims of every type and description at any time held or asserted by, or arising in favor of, any holder of a note against Insilco or any of its Subsidiaries or Affiliates or any of their assets, in each case on account of any breach of any promise, obligation, agreement, indemnity, representation, warranty or covenant in a note or the indenture or the performance or nonperformance or payment or nonpayment thereof.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated EBITDA" of any Person means for any period, on a consolidated basis for such Person and its Consolidated Subsidiaries, the sum of the amounts for such period of

     (1) Consolidated Net Income,

     (2) Consolidated Interest Expense (but excluding any interest capitalized in accordance with generally accepted accounting principles),

     (3) Consolidated Income Tax Expense,

     (4) depreciation and amortization expense,

     (5) other non-cash charges and

     (6) other non-operating expenses that have been deducted in the determination of Consolidated Net Income; provided, however, that for each such Consolidated Subsidiary the items (1) through (6) shall be included in such sum only

         (x) to the extent and in the same proportion that the Consolidated Net Income of such Consolidated Subsidiary was included in calculating the Consolidated Net Income of such Person and

         (y) only to the extent that the amount specified in clause (x) is not restricted from the payment of dividends or the making of distributions to such Person during such period.

     "Consolidated EBITDA Coverage Ratio" of any Person means for any period the ratio of

     (1) Consolidated EBITDA of such Person for such period to

     (2) the sum of

         (A) Consolidated Interest Expense of such Person for such period, plus

         (B) the annual interest expense (including the amortization of debt discount but excluding the fees and expenses incurred in connection with the amortization of the Old Credit Facility) with respect to any Debt Incurred or proposed to be Incurred by such Person or its Consolidated Subsidiaries since the beginning of such period to the extent not included within clause (2)(A), minus

         (C) Consolidated Interest Expense of such Person with respect to any Debt that is no longer outstanding or that will no longer be outstanding as a result of the transaction with respect to which the Consolidated EBITDA Coverage Ratio is being calculated, to the extent included within clause (2)(A); provided, however, that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided, further, that, in the event such Person or any of its Consolidated Subsidiaries has made acquisitions or dispositions of assets not in the ordinary course of business (including by merger, consolidation or purchase of Capital Stock) during or after such period, the computation of the Consolidation EBITDA Coverage Ratio (and for the purpose of such computation, the calculation of Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated EBITDA) shall be made on a pro forma basis as if the acquisitions or dispositions had taken place on the first day of such period.

     "Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person and its Consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles.

     "Consolidated Interest Expense" of any Person means for any period, on a consolidated basis for such Person and its Consolidated Subsidiaries, all of the following determined in accordance with generally accepted accounting principles:

     (1) the consolidated interest expense included in a consolidated income statement (net of interest income),

     (2) the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles;

     (3) the amortization of Debt discounts (but excluding the amortization of fees and expenses incurred in connection with the amortization of the Old Credit Facility and the amount of financing costs and expenses that are capitalized and amortized);

     (4) to the extent not included in total interest expense, any net payments made or received during such period under interest rate or currency swaps, hedges or exchanges or similar derivative agreements, including any amortized portion of such payments and

     (5) any interest capitalized in accordance with generally accepted accounting principles.

     "Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person and its Consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom

     (1) the net income (or loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction (subject to the final proviso of the definition of Consolidated EBITDA Coverage Ratio when Consolidated Net Income is being computed for purposes of calculating the Consolidated EBITDA Coverage Ratio),

     (2) the net income (but not net loss) of any Consolidated Subsidiary of such Person to the extent restricted from the payment of dividends or the making of distributions to such Person during such period,

     (3) the net income (or loss) of any Person that is not a Consolidated Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period,

     (4) extraordinary gains and losses (and any unusual gains and losses arising outside the ordinary course of business not included in extraordinary gains and losses),

     (5) net gains and losses in respect of dispositions of assets other than in the ordinary course of business and

     (6) the tax effect of any of the items described in clauses (1) through (5) above.

     "Consolidated Net Worth" of any Person at any date means the consolidated stockholders' equity of such Person and its Consolidated Subsidiaries at such date, as determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Interests of such Person; provided, however, that, with respect to Insilco and its Restricted Subsidiaries, adjustments following the date of the indenture to the accounting books and records of Insilco and its Restricted Subsidiaries in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of Insilco by another Person shall not be given effect to.

     "Consolidated Subsidiaries" of any Person means all other Persons that would be accounted for as consolidated Persons in such Person's financial statements in accordance with generally accepted accounting principles; provided, however, that, for any particular period during which any Subsidiary of Insilco was an Unrestricted Subsidiary, "Consolidated Subsidiaries" will exclude such Subsidiary for such period (or portion thereof) during which it was an Unrestricted Subsidiary.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Insilco who (a) was a member of such Board of Directors on the date of the indenture or (b) was nominated for election or elected to such Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

     "Credit Facility" means, collectively, the Credit Agreement dated as of July 3, 1997 among Insilco, certain of its Subsidiaries, the financial institutions from time to time party thereto as Lenders and Issuing Banks, The First National Bank of Chicago and Goldman Sachs Credit Partners L.P., as syndication agents, and Citicorp USA, Inc., in its separate capacity as collateral and administrative agent for the Lenders and Issuing Banks, and the Loan Documents (as defined therein) (or other analogous documents entered into in connection with any refinancing thereof), in each case as the same may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto; and any other agreement pursuant to which any of the Debt, commitments, Obligations, costs, expenses, fees, reimbursements and other indemnities payable or owing under the Credit Facility may be refinanced, restructured, renewed, extended, refunded or increased, as any such other agreement may from time to time at the option of the parties thereto be amended, supplemented, renewed or otherwise modified.

     "CVC" means 399 Venture Partners, Inc. and its Affiliates.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person,

     (1) every obligation of such Person for money borrowed,

     (2) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including payment obligations Incurred in connection with the acquisition of property, assets or businesses,

     (3) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person,

     (4) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business),

     (5) every Capital Lease Obligation of such Person,

     (6) the maximum fixed redemption or repurchase price of Redeemable Interests of such Person at the time of determination,

     (7) the market value of any indebtedness, obligation or other liability of such Person in respect of any interest rate or currency swap, hedge or exchange or similar derivative agreement with any counterparty thereto, net of indebtedness, obligations or other liabilities owed to such Person by such counterparty and

     (8) every obligation of the type referred to in clauses (1) through (7) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or for which such Person is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, but excluding from Debt

         (a) any indebtedness, obligations or other liabilities subject to the Plan of Reorganization and

         (b) any indebtedness or other liabilities incurred in connection with obligations incurred to pay premiums for corporate owned life insurance policies purchased by Insilco in an aggregate amount not to exceed the aggregate cash value of such policies.

     "Designated Senior Indebtedness" means

     (1) all Obligations in respect of the Credit Facility and

     (2) all Obligations in respect of any other Senior Indebtedness of Insilco in each case in an outstanding principal amount not less than $10 million.

     "DLJMB" means DLJ Merchant Banking Partners II, L.P. and its Affiliates.

     "Domestic Restricted Subsidiary" means a Restricted Subsidiary that is organized under the laws of the United States or any state, district or territory thereof.

     "Excepted Disposition" means a transfer, conveyance, sale, lease or other disposition by Insilco or any Restricted Subsidiary of

     (1) the Capital Stock or any or all of the assets of Taylor Publishing Company,

     (2) certain assets of a Restricted Subsidiary that may be required to be divested, in an amount not to exceed $8 million, in connection with an action by the Federal Trade Commission relating to the acquisition by Insilco of certain assets of Helima-Helvetion International, Inc. or

     (3) any other asset of Insilco or any Restricted Subsidiary for which Insilco or any Restricted Subsidiary receives a mortgage or a purchase money security interest the principal amount of which at any time outstanding does not exceed $8 million or, taken together with all other mortgages and purchase money security interests in respect of any other such assets, the aggregate principal amount of which at any time outstanding does not exceed $15 million.

     "guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt, or dividends or distributions on any equity security, of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person,

     (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt,

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

     (2) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or

     (3) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "guaranteed," "guaranteeing" and "guarantor" shall have meanings correlative to the foregoing); provided, however, that the guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted counting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

     "Interest Rate, Currency or Commodity Price Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates, currency exchange rates or commodity prices or indices (excluding contracts for the purchase or sale of goods in the ordinary course of business).

     "Investment" by any Person in any other Person means

     (1) any direct or indirect loan, advance or other extension of credit or capital contribution to or for the account of such other Person (by means of any transfer of cash or other property to any Person or any payment for property or services for the account or use of any Person, or otherwise),

     (2) any direct or indirect purchase or other acquisition of any Capital Stock, bond, note, debenture or other debt or equity security or evidence of Debt, or any other ownership interest, issued by such other Person, whether or not such acquisition is from such or any other Person,

     (3) any direct or indirect payment by such Person on a guarantee of any obligation of or for the account of such other Person or

     (4) any other investment of cash or other property by such Person in or for the account of such other Person.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, Receivables Sale, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Available Proceeds" means cash, readily marketable cash equivalents, readily marketable fixed-income securities and equity securities traded on a national securities exchange or NASDAQ (valued, in the case of securities, at the market value thereof when received by Insilco or such Restricted Subsidiary) received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of an assumption by any transferee of Debt or other obligations relating to the properties or assets transferred, or otherwise received in any non-cash form) from an Asset Disposition by Insilco or any Restricted Subsidiary, net of

     (1) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition,

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

     (2) all payments made by Insilco or any Restricted Subsidiary on any Debt which is secured by assets disposed of in such Asset Disposition in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition,

     (3) amounts provided as a reserve by Insilco or any Restricted Subsidiary, in accordance with generally accepted accounting principles, against liabilities under any indemnification obligations to the buyer in such Asset Disposition (except to the extent and at the time any such amounts are released from any such reserve, such amounts shall constitute Net Available Proceeds) and

     (4) all distributions and other payments made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Disposition.

     "Obligations" mean any principal, interest, penalties, expenses, fees, indemnities, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

     "Old Credit Facility" means the revolving credit and term loan facility to which Insilco and certain of its Subsidiaries were parties that was replaced by, and repaid in full by advances under, the Credit Facility.

     "Payment in full," together with any correlative term such as "paid in full" and "pay in full," means with respect to any Obligation payment in full thereof in cash.

     "Permitted Interest Rate, Currency or Commodity Price Agreement" of any Person means any Interest Rate, Currency or Commodity Price Agreement entered into with one or more financial institutions that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred or, in the case of currency or commodity protection agreements, against currency exchange rate or commodity price fluctuations relating to then existing financial obligations or then existing or sold production and, in any case, not for purposes of speculation.

     "Permitted Investment" means

     (1) Investments in Insilco or any Person that is, or as a consequence of such Investment becomes, a Restricted Subsidiary,

     (2) securities either issued directly or fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof having maturities of not more than one year,

     (3) time deposits and certificates of deposit, demand deposits and banker's acceptances having maturities of not more than one year from the date of deposit, of any domestic commercial bank having capital and surplus in excess of $500 million and having a peer group rating of B or better (or the equivalent thereof) by Thompson BankWatch, Inc. or outstanding long-term debt rated BBB or better (or the equivalent thereof) by Standard & Poor's Ratings Group or Baa2 or better (or the equivalent thereof) by Moody's Investors Service, Inc.,

     (4) demand deposits made in the ordinary course of business and consistent with Insilco's customary cash management policy in any domestic office of any commercial bank organized under the laws of the United States of America or any state thereof,

     (5) insured deposits issued by commercial banks of the type described in clause (4) above,

     (6) mutual funds whose investment guidelines restrict such funds' investments primarily to those satisfying the provisions of any of clauses (2),
(3), (7) and (8) of this definition,

     (7) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any bank meeting the qualifications specified in clause (3) above,

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

     (8) commercial paper (other than commercial paper issued by an Affiliate or Related Person) rated A-1 or the equivalent thereof by Standard & Poor's Ratings Group or P-1 or the equivalent thereof by Moody's Investors Service, Inc., and in each case maturing within 360 days,

     (9) receivables owing to Insilco or a Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms,

     (10) any Investment consisting of loans and advances to employees of Insilco or any Restricted Subsidiary for travel, entertainment, relocation, employee incentive plans or other expenses in the ordinary course of business,

     (11) any Investment consisting of a Permitted Interest Rate, Currency or Commodity Price Agreement,

     (12) any Investment acquired by Insilco or any of its Restricted
Subsidiaries

         (A) in exchange for any other Investment or accounts receivable held by Insilco or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or the obligor with respect to such accounts receivable or

         (B) as a result of a foreclosure by Insilco or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default,

     (13) any Investment that constitutes part of the consideration from an Asset Disposition made pursuant to, and in compliance with, the covenant described above under "Repurchase at the Option of Holders--Asset Dispositions,"

     (14) Investments the payment for which consists exclusively of Capital Stock (exclusive of Redeemable Interests) of Insilco and

     (15) Investments existing as of the date of the indenture of Insilco or any Subsidiary of Insilco.

     "Post-Petition Interest" means all interest accrued or accruing after the commencement of any Insolvency Proceeding (and interest that would accrue but for the commencement of any Insolvency Proceeding) in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Senior Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such Insolvency Proceeding.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Principals" means DLJMB and/or CVC.

     "Receivables" means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money.

     "Receivables Sale" of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than in connection with a disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for purpose of collection and not as a financing arrangement.

     "Redeemable Interest" of any Person means any equity security of or other ownership interest in such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including upon the occurrence of an event) matures or is required to be redeemed (pursuant to any sinking fund obligation or otherwise) or is convertible into or exchangeable for Debt or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the final Stated Maturity of the Notes.

     "Related Party" means, with respect to any Principal,

     (1) any controlling stockholder or partner of such Principal on the date of the indenture, or

     (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding (directly or through one or more Subsidiaries) a 51% or more controlling interest of which consist of the Principals and/or such other Persons referred to in the immediately preceding clauses (1) or (2).

     "Related Person" of any Person means any other Person directly or indirectly owning

     (1) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or

     (2) 5% or more of the combined voting power of the Voting Stock of such Person.

              (1) at any date, a Subsidiary of Insilco that is not an Unrestricted Subsidiary as of such date and

              (2) for any period, a Subsidiary of Insilco that for any portion of such period is not an Unrestricted Subsidiary, provided that such term shall mean such Subsidiary only for such portion of such period.

     "Senior Indebtedness" means with respect to any Person

     (1) all Debt and other Obligations owing in respect of the Credit Facility (including, without limitation, all loans, letters of credit and other extensions of credit thereunder and all expenses, fees, reimbursements, indemnities and other amounts owing pursuant thereto),

     (2) all Debt referred to in clauses (1), (2), (3), (5), (7) or (8) of the definition of Debt, whether Incurred on or prior to the date of the indenture or thereafter Incurred, and

     (3) amendments, modifications, renewals, extensions, refinancings and refundings of any such Debt; provided, however, the following shall not constitute Senior Indebtedness:

         (a) any Debt owed to a Person when such Person is a Subsidiary of Insilco,

         (b) any Debt which by the terms of the instrument creating or evidencing the same is pari passu with or subordinate in right of payment to the notes,

         (c) any Debt Incurred in violation of the indenture or

         (d) any Debt which is subordinate in right of payment in any respect to any other Debt of such Person. For purposes of this definition, "Debt" includes any obligation to pay principal, premium (if any), interest, penalties, reimbursement or indemnity amounts, fees and expenses (including Post-Petition Interest). To the extent any payment of Senior Indebtedness (whether by or on behalf of Insilco, as proceeds of security or enforcement or any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to a trustee, receiver or other similar party under any bankruptcy, insolvency, receivership or similar law, then if such payment is recovered by, or paid over to, such trustee, receiver or other similar party, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. All Senior Indebtedness shall be and remain Senior Indebtedness for all purposes of the indenture, whether or not subordinated in any Insolvency Proceeding.

     "Subordinated Indebtedness" means Debt of Insilco as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the notes to at least the following extent:

     (1) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the notes exists;

     (2) in the event that any other default exists with respect to the notes that with the passing of time or the giving of notice, or both, would constitute an event of default, upon notice by Holders of 25% or more in principal amount of the notes to the Trustee, the Trustee shall have the right to give notice to Insilco and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and

     (3) such Debt may not

         (x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by Insilco (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the notes or

         (y) permit redemption or other retirement (including pursuant to an offer to purchase made by Insilco) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by Insilco) which is conditioned upon a change of control of Insilco pursuant to provisions substantially similar to those described under "Change of Control" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to Insilco's repurchase of the notes required to be repurchased by Insilco pursuant to the provisions described under "Change of Control").

     "Subordinated Securities" mean securities distributed to the holders of the notes

     (1) in an Insolvency Proceeding, pursuant to a plan of reorganization consented to by each class of Senior Indebtedness or

     (2) outside an Insolvency Proceeding, but only if, in each case, all of the terms and conditions of such securities (including, without limitation, term, tenor, interest, amortization, subordination, covenants and defaults) are in all material respects at least as favorable (and provide the same relative benefits) to the holders of Senior Indebtedness and, in the case of an Insolvency Proceeding, to the holders of any security distributed in such Insolvency Proceeding on account of Senior Indebtedness as the terms and conditions of the notes and the indenture are and provide to the holders of Senior Indebtedness.

     "Subsidiary" of any Person means

     (1) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or

     (2) any other Person (other than a corporation) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     "Tender Offer" means Insilco's offer to purchase, commenced July 11, 1997 up to 2,857,142 Shares at a price of $38.50 per share.

     "Transactions" means

     (1) the Tender Offer,

     (2) the repurchase by Insilco of Shares from Robert L. Smialek at $38.50 per Share pursuant to a negotiated share purchase agreement entered into in July 1997,

     (3) the repurchase by Insilco of Shares from Water Street at $38.50 per Share pursuant to a negotiated share purchase agreement entered into in July 1997,

     (4) the entering into by Insilco of the Credit Facility and

     (5) the offering of the 10(1)/(4)% notes.

     "Unrestricted Subsidiary" means

     (1) at any date, a Subsidiary of Insilco that is an Unrestricted Subsidiary in accordance with the provisions of the indenture described under the caption "Certain Covenants--Unrestricted Subsidiaries" and

     (2) for any period, a Subsidiary of Insilco that for any portion of such period is an Unrestricted Subsidiary in accordance with the provisions of the indenture as described under the caption "Certain Covenants--Unrestricted Subsidiaries," provided that such term shall mean such Subsidiary only for such portion of such period.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by Insilco or by one or more Wholly Owned Restricted Subsidiaries or by Insilco and one or more Wholly Owned Restricted Subsidiaries.

                              PLAN OF DISTRIBUTION

     This prospectus is to be used by DLJSC in connection with offers and sales of the New Notes in market-making transactions effected from time to time. DLJSC may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

     DLJMB, an affiliate of DLJSC, and certain of its affiliates beneficially own approximately 69.0% of the common stock of Holdings. Thompson Dean and William F. Dawson, Jr. each of whom is a principal of DLJMB, are members of the board of directors of Holdings and Insilco. Further, DLJ Capital Funding, Inc., an affiliate of DLJSC, acted as syndication agent in connection with the new credit facility for which it received certain customary fees and expenses and DLJ Bridge Finance Inc., an affiliate of DLJSC, purchased the Bridge Notes, for which it received customary fees and expenses. DLJSC has, from time to time, provided investment banking and other financial advisory services to Insilco in the past for which it has received customary compensation, and will provide such services and financial advisory services to Insilco in the future. DLJSC acted as purchaser in connection with the initial sale of the Old Notes and received an underwriting discount of approximately $3.6 million in connection therewith. In addition, DLJSC received a merger advisory fee of $3.5 million in cash from Holdings after the consummation of the Merger.

     DLJSC has informed Insilco that it does not intend to confirm sales of the New Notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

     Insilco has been advised by DLJSC that, subject to applicable laws and regulations, DLJSC currently intends to make a market in the New Notes following completion of the Exchange Offer. However, DLJSC is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors--Trading Market for the New Notes."

     DLJSC and Insilco have entered into the Registration Rights Agreement with respect to the use by DLJSC of this prospectus. Pursuant to such agreement, Insilco agreed to bear all registration expenses incurred under such agreement, and Insilco agreed to indemnify DLJSC against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for Insilco by Davis Polk & Wardwell, New York, New York and the validity of the guarantees will be passed upon for the guarantors by David A. Kauer, President and Chief Executive Officer of Insilco.

                                     EXPERTS

     The financial statements of Insilco as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.












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